Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

by and between

BEAM GLOBAL SPIRITS & WINE, INC.

and

CONSTELLATION BRANDS, INC.

Dated as of November 9, 2007

TABLE OF CONTENTS

ARTICLE I Definitions		1
1.1	Definitions	1
ARTICLE II Purchase and Sale of Securities		11
2.1	Purchase and Sale of Securities	11
2.2	Purchase Price	11
2.3	Adjustments	11
ARTICLE III Representations and Warranties of Seller		14
3.1	Organization and Qualification	15
3.2	Authority	15
3.3	Enforceability	15
3.4	Title	15
3.5	Capitalization	15
3.6	Subsidiaries	15
3.7	Consents and Approvals; No Violations	15
3.8	Financial Statements	16
3.9	Undisclosed Liabilities	16
3.10	Absence of Certain Developments	17
3.11	Properties; Leases	18
3.12	Contracts	20
3.13	Suppliers	21
3.14	Corporate Records	21
3.15	Accounts Receivable; Accounts Payable	21
3.16	Inventory	22
3.17	Intellectual Property	22
3.18	Insurance	23
3.19	Employees; Labor	23
3.20	Employee Benefit Plans	23
3.21	Litigation	25
3.22	Compliance with Laws; Permits	25
3.23	Taxes	26
3.24	Environmental Matters	27
3.25	Bank Accounts	28
3.26	Brokers or Finders	28
3.27	Transactions with Related Parties	28
3.28	Certain Business Practices	28
3.29	No Other Representations	29
ARTICLE IV Representations and Warranties of Purchaser		29
4.1	Organization and Qualification	29
4.2	Authority	29
4.3	Enforceability	29
4.4	Approvals	29
4.5	Availability of Funds	30
4.6	Litigation	30
4.7	Investment Representations	30
4.8	Brokers or Finders	30
4.9	No Other Representations	30
ARTICLE V Covenants		30
5.1	Conduct of the Acquired Companies	30
5.2	Prohibited Action	31
5.3	Filings; Other Actions; Notification	32
5.4	Confidentiality	35
5.5	Use of Name	35
5.6	Access; Confidentiality	36
5.7	Publicity	37
5.8	Employee Benefits	37
5.9	Expenses	40
5.10	Indebtedness	40
5.11	WARN Act Compliance	40
5.12	Treatment of Seller Guaranties	40
5.13	Further Assurances; Post-closing Cooperation	40
5.14	Acquisition Transactions	42
5.15	Inventory	42
5.16	Owens-Illinois Glass Company	42
5.17	Insurance	42
5.18	Funding	42
5.19	Transition Services Agreement	43
5.20	Intercompany Agreements	43
5.21	Membership Interests	43
5.22	Lion Distribution Agreement	43
ARTICLE VI Conditions		43
6.1	Conditions to Each Party’s Obligations	43
6.2	Conditions to Purchaser’s Obligations	44
6.3	Conditions to Seller’s Obligations	44
ARTICLE VII Closing		44
7.1	Closing	44
7.2	Deliveries	45
ARTICLE VIII Indemnification		46
8.1	Survival	46
8.2	Indemnification by Seller	46
8.3	Indemnification by Purchaser	48
8.4	Limitations on Liability of Seller	48
8.5	Claims	49
8.6	Notice of Third Party Claims; Assumption of Defense	50
8.7	Settlement or Compromise	50
8.8	Time Limits	50
8.9	Net Losses and Subrogation	51
ARTICLE IX Tax Matters		51
9.1	Section 338(h)(10) Election	51
9.2	Tax Return Filings; Tax Payments	52
9.3	Tax Contests	55
9.4	Payments	55
9.5	Tax Refunds and Carrybacks	57
9.6	Straddle Period Taxes.	58
9.7	Cooperation on Tax Matters	58
9.8	Stock Option Tax Deductions	59
9.9	Transfer and Similar Taxes	59
ARTICLE X Termination		60
10.1	Termination	60
10.2	Effect of Termination	61
ARTICLE XI Miscellaneous		61
11.1	Notices	61
11.2	Company Disclosure Schedules	62
11.3	Disclaimer of Warranties	62
11.4	Assignment	63
11.5	Entire Agreement	63
11.6	Specific Performance	63
11.7	Governing Law and Venue	63
11.8	Waivers; Amendment	64
11.9	Captions	64
11.10	Severability	64
11.11	Interpretation	64
11.12	Time of Essence	64
11.13	Counterparts	64

ANNEX A:   Sample Calculation of Net Working Capital

Exhibit A:     Terms of Glass Contract

Exhibit B:     Transition Services

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is made and entered into as of this 9th day of November, 2007, between Beam Global Spirits & Wine, Inc., a Delaware corporation (“Seller”), and Constellation Brands, Inc., a Delaware corporation (“Purchaser”).  Capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in Section 1.1 hereof.

RECITALS

WHEREAS, Seller owns all of the outstanding shares of capital stock of Beam Wine Estates, Inc., a Delaware corporation (the “Company”), and the Company owns all of the outstanding stock of Atlas Peak Vineyards, Inc., a California corporation, Buena Vista Winery, Inc., a California corporation, Clos du Bois Wines, Inc., a California corporation, Gary Farrell Wines, Inc., a California corporation, and Peak Wines International, Inc., a Delaware corporation (collectively, together with the Company, and taken as a whole, the “Acquired Companies” and, individually, an “Acquired Company”); and

WHEREAS, Seller desires to sell, and Purchaser desires to purchase, all of the issued and outstanding shares of capital stock (the “Shares”) of the Company on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and provisions set forth in this Agreement, Seller and Purchaser agree as follows:

ARTICLE I

Definitions

1.1  Definitions.   As used in this Agreement, the following terms shall have the following meanings:

“2007 Consolidated Return” has the meaning set forth in Section 9.2(d) hereof.

“Acquired Companies” has the meaning set forth in the Recitals.

“Acquired Companies’ Brands and Domain Names” means the business names, brand names, trade names, trademarks, service marks, and domain names and logos set forth in Section 3.17 of the Company Disclosure Schedule, excluding any and all of the Beam Names.

“Acquired Company” has the meaning set forth in the Recitals.

“Acquired Company Assets” has the meaning set forth in Section 3.11(a) hereof.

“Acquisition Transaction” has the meaning set forth in Section 5.14 hereof.

“Actually Realized” shall mean, for purposes of determining the timing of any Taxes (or related Tax cost or benefit) relating to any payment, transaction, occurrence or event, the time at which the amount of Taxes (including estimated Taxes) payable by any person is increased above or reduced below, as the case may be, the amount of Taxes that such person would be required to pay but for the payment, transaction, occurrence or event.

“Affiliate” means, with respect to any specified Person, any other Person which, directly or indirectly, controls, is under common control with, or is controlled by, such specified Person.  As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person whether through ownership of securities or other ownership interests, by contract or otherwise.

“Agreement” means this Agreement and the Company Disclosure Schedules hereto, as this Agreement may be amended from time to time.

“AGUB” has the meaning set forth in Section 9.1(c) hereof.

“Alcoholic Beverage Authorities” means the United States Alcohol and Tobacco Tax and Trade Bureau, as well as the applicable state, local, municipal, provincial, foreign and other Governmental Entities regulating the alcoholic beverage business.

“Allocation Schedule” has the meaning set forth in Section 9.1(c) hereof.

“Antitrust Laws” has the meaning set forth in Section 5.3(d) hereof.

“Applicable Environmental Date” means with respect to each parcel of real property currently or formerly owned or leased by an Acquired Company, the later of (i) the date such Acquired Company acquired or entered into a lease with respect to such real property, as applicable, or (ii) the date Seller or its Affiliate acquired the entity that owned or leased such real property.

“Arbiter” has the meaning set forth in Section 2.3(d) hereof.

“Assets” has the meaning set forth in Section 9.1(c) hereof.

“Base Amount” means Two Hundred Thirty-Four Million Dollars ($234,000,000).

“Beam Names” shall mean the business names, brand names, trade names, trademarks, service marks, and domain names “Beam,” “Cockburn’s,” “Harveys” or “Roth,” any business name, brand name, trade name, trademark, service mark and domain name that includes the word “Beam,” “Cockburn’s,” “Harveys” or “Roth” in any portion thereof, any and all rights in respect of such names and other variations and derivatives thereof, including but not limited to, the Beam Wine Estates logo as well as any logos containing the words “Beam,” “Cockburn’s,” “Harveys” or “Roth.”

“Benefit Plans” has the meaning set forth in Section 3.20(a) hereof.

“Business Day” means a day other than Saturday, Sunday or any day on which the principal commercial banks located in the State of California are authorized or obligated to close under the laws of such state.

“Cash Balance” shall mean the amount of cash and cash equivalents held by the Acquired Companies or any other Person for the account of the Acquired Companies.

“Citi” shall have the meaning set forth in Section 3.26 hereof.

“Closing” means the consummation of the transactions contemplated herein.

“Closing Date” has the meaning set forth in Section 7.1 hereof.

“Closing Inventory” has the meaning set forth in Section 2.3(a) hereof.

“Closing Purchase Price” has the meaning set forth in Section 7.2(j).

“COBRA” has the meaning set forth in Section 5.8(e) hereof.

“Code” means the Internal Revenue Code of 1986, as amended, and any reference to a particular Code section shall be interpreted to include any revision of or successor to that section.

“Company” has the meaning set forth in the Recitals.

“Company 409A Plans” has the meaning set forth in Section 3.20(h) hereof.

“Company Benefit Plans” means all Benefit Plans other than Seller-sponsored Benefit Plans.

“Company Disclosure Schedule” means the schedules provided by the Company pursuant to Article III.

“Company Employee” has the meaning set forth in Section 5.8(a) hereof.

“Company Intellectual Property” means all Intellectual Property that is owned by or exclusively licensed to an Acquired Company, in connection with the business of the Acquired Company, including the Acquired Companies’ Brands and Domain Names.

“Confidentiality Agreement” has the meaning set forth in Section 5.6(a) hereof.

“Copyrights” means U.S. and foreign registered and unregistered copyrights (including those in computer software and databases), rights of publicity and all registrations and applications to register the same, and all rights to obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright conventions and treaties.

“Current Assets” means Inventory, prepaid expenses, deposits, current Tax assets (other than current Income Tax assets) and accounts receivable (excluding receivables owing by Seller or any Affiliate of Seller to any Acquired Company), and specifically excludes cash, cash equivalents, deferred Tax assets and all current Income Tax assets, of the Acquired Companies on a consolidated basis, as of the Closing Date, in each case calculated consistent with the calculation of such items on the Reference Balance Sheet except as illustrated in Annex A.

“Current Liabilities” means accounts payable (excluding payables owed by an Acquired Company to Seller or any Affiliate of Seller), accrued expenses, current Tax liabilities (other than current Income Tax liabilities) and retention bonuses or plans or similar arrangements approved or adopted by an Acquired Company prior to the Closing payable to Company Employees as a result of the consummation of the transactions contemplated by this Agreement, and specifically excludes Indebtedness, deferred Tax liabilities, certain employee benefit liabilities and all current Income Tax liabilities, of the Acquired Companies on a consolidated basis, as of the Closing Date, in each case calculated consistent with the calculation of such items on the Reference Balance Sheet except as illustrated in Annex A.

“Encumbrances” has the meaning set forth in Section 3.4 hereof.

“Environmental Law” means all applicable federal, state, local or foreign laws, rules and regulations in effect at the date of this Agreement relating to pollution, the protection of the environment or to the use, transport, treatment, storage, disposal, or Release of a Hazardous Substance, including but not limited to, as amended, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. §§ 1251 et seq.; and the Emergency Planning, Community Right To Know Act, 42 U.S.C. §§ 11001 et seq.  Without limiting the foregoing, the term “Environmental Laws” also includes all permits, licenses, registrations, consent orders, consent agreements, administrative settlements, cease and desist orders and all other orders or directives issued by a Governmental Entity under an applicable Environmental Law.

“ERISA” has the meaning set forth in Section 3.20(a) hereof.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Estimated Cash Balance” has the meaning set forth in Section 2.3(a) hereof.

“Estimated Closing Net Working Capital” has the meaning set forth in Section 2.3(a) hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Purchase Price” has the meaning set forth in Section 2.3(f) hereof.

“Final Cash Balance Statement” has the meaning set forth in Section 2.3(e)

“Final Statement of Working Capital” has the meaning set forth in Section 2.3(e) hereof.

“Financial Statements” has the meaning set forth in Section 3.8 hereof.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any domestic, foreign or multi-national federal, state, provincial, regional, municipal or local governmental or administrative authority, including any court, tribunal, agency, bureau, committee, board, regulatory body, administration, commission or instrumentality constituted or appointed by any such authority.

“Hazardous Substance” means, without regard to concentration or quantity, petroleum, petroleum products, petroleum distillates, asbestos containing materials, polychlorinated biphenyls, or any solid or liquid waste, wastewater, or other material, substance or waste that is listed, defined, designated or regulated as a “hazardous substance”, “extremely hazardous substance”, “hazardous material”, “hazardous waste”, “special waste”, “industrial waste”, or “toxic substance” under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Submission” has the meaning set forth in Section 5.3(c) hereof.

“Improvements”  means any and all structures, buildings, building systems (including without limitation roof, HVAC, electrical, plumbing, sprinklers and fire safety systems), irrigation systems, drainage systems, wells, septic systems, waste water treatment systems, roads, fixtures and other improvements on, servicing, or related to any of the Owned Real Property, together with the systems and facilities servicing the same.

“Income Tax” means any federal, state, local, or foreign income tax, franchise, doing business or other similar Tax that is imposed on or measured by income, including any interest, penalty, assessment or addition thereto.

“Income Tax Benefit” shall mean for any Tax period the excess of (i) the hypothetical Income Tax liability of the taxpayer for the Tax period calculated as if the Timing Difference or Reverse Timing Difference, as the case may be, had not occurred but with all other facts unchanged, over (ii) the actual Income Tax liability of the taxpayer for the Tax period, calculated taking into account the Timing Difference or Reverse Timing Difference, as the case may be (treating an Income Tax refund or credit as a negative Income Tax liability for purposes of such calculation).

“Income Tax Detriment” shall mean for any Tax period the excess of (i) the actual Income Tax liability of the taxpayer for the Tax period, calculated taking into account the Timing Difference or Reverse Timing Difference, as the case may be, over (ii) the hypothetical Income Tax liability of the taxpayer for the Tax period, calculated as if the Timing Difference or Reverse Timing Difference, as the case may be, had not occurred but with all other facts unchanged (treating an Income Tax refund or credit as a negative Income Tax liability for purposes of such calculation).

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indebtedness” means (a) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices or being disputed in good faith or intercompany loans), (b) any other indebtedness (other than intercompany loans) that is evidenced by a note, bond, debenture or similar instrument, (c) all guarantee obligations with respect to any of the foregoing, (d) capital leases and (e) accrued interest.

“Indemnified Person” means the Person or Persons entitled to, or claiming a right to, indemnification under Article VIII.

“Indemnifying Person” shall mean the Person or Persons claimed by the Indemnified Person to be obligated to provide indemnification under Article VIII.

“Indemnity Threshold” has the meaning set forth in Section 8.4(a).

“Intellectual Property” means Trademarks, Patents, Copyrights, Trade Secrets, and all other ideas, inventions, designs, manufacturing, operating and other specifications, technical data and information, and other intangible assets, intellectual properties and rights (whether or not appropriate steps have been taken to protect, under applicable law, such other intangible assets, properties or rights); or any right (whether at law, equity by contract or otherwise) to use, practice or otherwise exploit any of the foregoing.

“Inventory” means, for each of the Acquired Companies, all (a) blended and unblended bulk wine and finished goods, (b) unlabeled case goods, (c) raw materials (whether expensed or not), including work in process, (d) current vintage packaging supplies, labels, corks and capsules, and (e) retail sales merchandise and supplies and point of sale materials; provided, however, that “Inventory” does not include any inventory that is Retained Product Assets.

“IRS” means the United States Internal Revenue Service.

“Knowledge” of the Company means the actual knowledge of William A. Newlands, President and Chief Executive Officer of the Company, Chris Stenzel, Chief Financial Officer of the Company, Jim DeBonis, Chief Operating Officer of the Company, Tony Truzzolino, Senior Vice President National Sales of the Company, Ken Minami, General Counsel of the Company, and Thalia Postel, Director of Human Resources of the Company and, only with respect to the representations and warranties set forth in Section 3.23, Charles Ryan, Vice President of Tax of Fortune Brands, Inc.

“Leased Real Property” has the meaning set forth in Section 3.11(b) hereof.

“Leasehold Improvements” means any and all structures, buildings, building systems (including without limitation roof, HVAC, electrical, plumbing, sprinklers and fire safety systems), irrigation systems, drainage systems, wells, septic systems, waste water treatment systems, roads, fixtures and other improvements on, servicing, or related to the real property subject to the Leases, together with the systems and facilities servicing the same to the extent such Leasehold Improvements were made by any of the Acquired Companies or granted to any of the Acquired Companies under any of the Leases.

“Leases” has the meaning set forth in Section 3.11(b) hereof.

“Licenses” means all licenses and agreements pursuant to which an Acquired Company has acquired rights in or to any Intellectual Property, or licenses and agreements pursuant to which an Acquired Company has licensed or transferred the right to use any of the foregoing.

“Lien” means any lien, mortgage, pledge, security interest, lease, restriction, conditional sale or other title retention agreement, charge or encumbrance of any kind, whether voluntary or involuntary.

“Lion Distribution Agreement” means that certain Distribution Alliance Agreement between Lion Nathan Wine Group Australia Limited (“ LNWGAL”) and the Company dated July 26, 2006.

“Losses” has the meaning set forth in Section 8.2 hereof.

“Material Adverse Effect” means any material adverse change in, or material adverse effect on, the business, financial condition or operations of a party and its Subsidiaries, taken as a whole; provided, however, that to the extent any adverse change or effect is caused by or results from any of the following, it shall not be deemed to constitute, or be taken into account in determining whether or not there has been or would be, a “Material Adverse Effect”:  (a) factors or conditions affecting the industries in which a party hereto participates, the U.S. economy as a whole, or foreign economies as a whole in any countries where a party has material operations or the capital markets generally (which changes in each case do not materially and disproportionately affect such party), (b) an outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, or the occurrence of any acts of terrorism, (c) the announcement, disclosure, or pendency of this Agreement or the performance of this Agreement or the transactions contemplated hereby by the parties, (d) any matter disclosed in the Disclosure Schedules as such schedules may be supplemented or amended in accordance with Section 5.3(f), (e) changes in any applicable law, ordinance, administrative or governmental rule or regulation, or (f) actions taken pursuant to this Agreement.

“Mutual Termination Date” has the meaning set forth in Section 10.1.

“Net Working Capital” means, as of a given time, Current Assets minus Current Liabilities, calculated in accordance with Annex A hereto.  With respect to any calculation of Net Working Capital, no change in the accounting principles will be made from those utilized in preparing the Reference Balance Sheet.  For purpose of the preceding sentence, “change in accounting principles” includes all changes in accounting principles, policies, practices, procedures or methodologies with respect to financial statements, their classification or their display, as well as changes in practices, methods, conventions or assumptions utilized in making accounting estimates.

“Owned Real Property” has the meaning set forth in Section 3.11(b) hereof.

“Patents” means issued U.S. and foreign patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation and certificates of invention.

“Permits” has the meaning set forth in Section 3.22 hereof.

“Permitted Encumbrances” means (i) such Liens as are set forth in Section 3.11 of the Company Disclosure Schedule or reflected on the Reference Balance Sheet (except to the extent Section 3.11 of the Company Disclosure Schedule specifies that any such Lien shall be discharged prior to Closing), (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business or that are being contested in good faith by Seller or the Acquired Companies (but excluding any Liens that are being contested by Seller or the Acquired Companies with respect to Real Property unless such Liens are specified on Section 3.11 of the Company Disclosure Schedule), Liens arising under original purchase price conditional sales contracts entered into in the ordinary course of business (but excluding any such Liens with respect to Owned Real Property), personal property leases and equipment leases with third parties entered into in the ordinary course of business and liens for Taxes that are not delinquent or being contested in good faith by Seller or the Acquired Companies by appropriate proceedings (but excluding Liens for Taxes that are being contested by Seller or the Acquired Companies with respect to Real Property unless such Liens are specified on Section 3.11 of the Company Disclosure Schedule), (iii) agreements set forth in Section 3.12 of the Company Disclosure Schedule, (iv) easements, covenants, rights-of-way, land use ordinances and other non-monetary encumbrances of record, (v) unrecorded easements, covenants, rights-of-way, land use ordinances and other non-monetary encumbrances which do not materially impair the current use and operation of the property affected by such easements, covenants, rights of way and other encumbrances, (vi) any conditions that may be shown by a current accurate survey or physical inspection of any Owned Real Property made prior to Closing which do not materially impair the current use and operation of Such Owned Real Property, (vi) leases or subleases to third parties set forth in Section 3.11(b) of the Company Disclosure Schedule, (vii) (A) zoning, building and other similar ordinances and governmental regulations, or (B) Liens that have been placed by any developer, landlord or other third party on property over which an Acquired Company has easement rights or on any Leased Real Property and subordination or similar agreements relating thereto and (viii) Liens, if any, that individually or in the aggregate do not materially impair the use, value or operations of the property or the assets subject thereto.

“Person” means any individual, corporation, proprietorship, firm, partnership, limited partnership, limited liability company, trust, association, Governmental Entity or other entity.

“Preliminary Cash Balance Statement” has the meaning set forth in Section 2.3(b) hereof.

“Preliminary Statement of Working Capital” has the meaning set forth in Section 2.3(b) hereof.

“Property Laws” has the meaning set forth in Section 3.11(e) hereof.

“Purchase Price” has the meaning set forth in Section 2.2 hereof.

“Purchase Price Adjustment” has the meaning set forth in Section 2.3(f) hereof.

“Purchaser” has the meaning set forth in the Recitals.

“Purchaser Indemnified Party” has the meaning set forth in Section 8.2 hereof.

“Purchaser Plan” has the meaning set forth in Section 5.8(a) hereof.

“Purchaser Termination Date” has the meaning set forth in Section 10.1(d) hereof.

“Real Property” means the Leased Real Property and the Owned Real Property.

“Reference Balance Sheet” has the meaning set forth in Section 3.8 hereof.

“Reference Balance Sheet Date” has the meaning set forth in Section 3.8 hereof.

“Representatives” has the meaning set forth in Section 5.6(a) hereof.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, migration, leaching, dumping or disposing of a Hazardous Substance into the environment including the abandonment, discarding, burying or disposal of barrels, containers and other receptacles containing any Hazardous Substance.

“Retained Product Assets” means any assets, inventory, books, records, marketing materials, Intellectual Property, raw materials, work-in-process, dry goods, or finished goods, that relate to any Cockburn’s product line, Harveys product line or Roth product line.

“Reverse Timing Difference” shall mean an increase in income, gain or recapture, or a decrease in deduction, loss or credit, as calculated for Income Tax purposes, of the taxpayer for any Tax period coupled with an increase in deduction, loss or credit, or a decrease in income, gain or recapture, of the taxpayer or a related taxpayer for the same or a subsequent Tax period.

“Schedule Update” has the meaning set forth in Section 5.3(f) hereof.

“Section 338(h)(10) Election” has the meaning set forth in Section 9.1(a) hereof.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the Securities Act, the Exchange Act and the rules and regulations promulgated under the Securities Act or the Exchange Act.

“Seller” has the meaning set forth in the Recitals.

“Seller 401(k) Plan” means the Fortune Brands Retirement Savings Plan.

“Seller Guaranty” means those guarantees of Seller and its Affiliates of obligations and liabilities of the Acquired Companies set forth on Section 5.12 of the Company Disclosure Schedule.

“Seller Indemnified Party” has the meaning set forth in Section 8.3 hereof.

“Seller-sponsored Benefit Plans” has the meaning set forth in Section 3.20(a) hereof.

“Seller Termination Date” has the meaning set forth in Section 10.1(d) hereof.

“Shares” has the meaning set forth in the Recitals.

“Straddle Period” means a Tax period which begins before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such party does not have a majority of the voting interest in such partnership).

“Tax” or “Taxes” means (i) any income, gross receipts, gains (including capital gains), license, occupancy, payroll, employment, excise, financial institutions, severance, stamp, occupation, fringe benefits, group, goods and services, alcoholic beverage, franking deficits, debits, premium, windfall or excess profits, environmental (including Taxes under Section 59A of the Code), customs duties, capital stock, franchise, unincorporated business, profits, withholding, information, social security (or similar), unemployment, disability, workers’ compensation, land, real property, personal property, unclaimed property or escheat, ad valorem, production, sales, use, license, transfer, registration, value added, alternative or add-on minimum, accumulated earnings, personal holding company, estimated, or other tax, report or assessment of any kind whatsoever imposed by any Governmental Entity, including any interest, penalty, assessment, or addition thereto, whether disputed or not; and (ii) any obligations under any agreements or arrangements with respect to any Taxes described in clause (i) above.

“Tax Group” shall mean any consolidated, combined, unitary or other similar Tax group.

“Tax Proceeding” has the meaning set forth in Section 9.3(a) hereof.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including all schedules or attachments thereto.

“Termination Date” has the meaning set forth in Section 10.1(d) hereof.

“Timing Difference” shall mean a decrease in income, gain or recapture, or an increase in deduction, loss or credit, as calculated for Income Tax purposes, of the taxpayer for any Tax period coupled with a decrease in deduction, loss or credit, or an increase in income, gain or recapture, of the taxpayer or a related taxpayer for the same or a subsequent Tax period.

“Trade Secrets” means all categories of trade secrets as defined in the Uniform Trade Secrets Act or any applicable state statute or foreign equivalent, including confidential research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, methods, schematics, technology, technical data, designs, drawings, flowcharts, block diagrams, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals.

“Trademarks” means U.S. and foreign registered and unregistered trademarks, trade dress, service marks, logos and designs, trade names, Internet domain names, corporate names and all registrations and applications in connection therewith, including, but not limited to, the Acquired Companies’ Brands and Domain Names, whether or not currently being used.

“WARN Act” has the meaning set forth in Section 5.11 hereof.

ARTICLE II

Purchase and Sale of Securities

2.1  Purchase and Sale of Securities.  Upon the terms and conditions set forth in this Agreement, at the Closing, Seller shall sell to Purchaser, and Purchaser shall purchase from Seller the Shares.

2.2  Purchase Price.  The purchase price for the Shares shall be Eight Hundred Eighty-Four Million Five Hundred Thousand Dollars ($884,500,000) (the “Purchase Price”), subject to adjustment pursuant to Section 2.3 below. The amount to be paid by Purchaser to Seller at the Closing shall be as set forth in Section 7.2(j) and shall be paid in immediately available funds by wire transfer to Seller.

2.3  Adjustments.

(a)  (i) Company Financial Data Schedule

At least three (3) Business Days prior to the Closing Date, Seller shall deliver to Purchaser a financial data schedule prepared on a basis consistent with the Financial Statements presenting Seller’s good faith estimate of (A) the Net Working Capital as of the Closing Date (“Estimated Closing Net Working Capital”) and (B) the Cash Balance as of the Closing Date ("Estimated Cash Balance").  The Estimated Closing Net Working Capital and the Estimated Cash Balance shall be used to calculate the Closing Purchase Price to be paid by Purchaser to Seller pursuant to Section 7.2(j).

(ii)          Closing Inventory.  Within five (5) days after Closing, Purchaser shall take a physical count and make a physical inspection of the Inventory (the “Closing Inventory”).  Seller shall cooperate with Purchaser and, if requested by Purchaser, Seller shall use its commercially reasonable efforts to assist Purchaser in conducting the count and inspection of the Closing Inventory.

(iii)         For purposes of determining the value of the Inventory for the Estimated Closing Net Working Capital and the Preliminary Closing Net Working Capital, Seller and Purchaser shall value the Inventory in accordance with past practice.

(b)  Preliminary Statement of Working Capital and Preliminary Cash Balance Statement.  On or prior to the date which is forty-five (45) days after the Closing Date, Seller shall deliver to Purchaser (i) a preliminary statement of working capital (the “Preliminary Statement of Working Capital”) setting forth (x) the Current Assets and the Current Liabilities and (y) the Net Working Capital, in each case as of the Closing Date and (ii) a preliminary statement of the Cash Balance (the "Preliminary Cash Balance Statement").  The Preliminary Statement of Working Capital and the Preliminary Cash Balance Statement shall be prepared on a basis consistent with the practices used in preparing the Reference Balance Sheet and shall take into account the results of the Pre-closing Inventory.

(c)  Review of Preliminary Statement of Working Capital and Preliminary Cash Balance Statement.   Upon receipt of the Preliminary Statement of Working Capital and the Preliminary Cash Balance Statement, Purchaser and its representatives may review the Preliminary Statement of Working Capital and the Preliminary Cash Balance Statement and may make inquiry of Seller and its representatives, and Seller will make available to Purchaser and its representatives all books and records relating to the Preliminary Statement of Working Capital and the Preliminary Cash Balance Statement as reasonably requested by Purchaser in connection with its review thereof.  The Preliminary Statement of Working Capital and the Preliminary Cash Balance Statement shall be binding and conclusive upon, and deemed accepted by, Purchaser unless Purchaser shall have notified Seller in writing of any objections thereto within thirty (30) days after receipt thereof.  Any written notice delivered by Purchaser to Seller under this Section 2.3(c) shall specify in reasonable detail each item on the Preliminary Statement of Working Capital and the Preliminary Cash Balance Statement that Purchaser disputes, a summary of the reasons for such dispute, the portion of the Purchase Price Adjustment, if any, which Purchaser does not dispute and Purchaser’s calculation of the (i) Current Assets and Current Liabilities, (ii) the Net Working Capital and (iii) the Cash Balance, in each case as of the Closing Date.

(d)  Disputes.   Purchaser and Seller shall attempt in good faith to resolve any disagreements as to the calculation of the Preliminary Statement of Working Capital or the Preliminary Cash Balance Statement.  Disputes between Purchaser and Seller relating to the Preliminary Statement of Working Capital or the Preliminary Cash Balance Statement that cannot be resolved by Purchaser and Seller within fifteen (15) days after receipt by Seller of the notice referred to in Section 2.3(c) shall be referred thereafter for decision at the insistence of either Purchaser or Seller to an independent nationally recognized accounting firm not engaged by Seller or Purchaser as agreed to by Purchaser and Seller (the “Arbiter”).  If within ten (10) days of referral of such disagreements to the agreed upon accounting firm, the agreed upon accounting firm declines to accept its appointment as Arbiter, or if Purchaser and Seller are unable to agree on the selection of an independent nationally recognized accounting firm that will agree to act as Arbiter within ten (10) days, then either Purchaser or Seller may request the American Arbitration Association to appoint such a firm, and such appointment shall be conclusive and binding on all of the parties hereto.  Promptly, but no later than thirty (30) days after its acceptance of its appointment as Arbiter, the Arbiter shall determine, based solely on presentations by Purchaser and Seller and on the definitions herein, and not by independent review, those items in dispute on the Preliminary Statement of Working Capital or the Preliminary Cash Balance Statement and shall render a written report as to the resolution of each dispute and the resulting calculation of the Final Statement of Working Capital or the Preliminary Cash Balance Statement, as the case may be.  The Arbiter may only consider those items and amounts in the Preliminary Statement of Working Capital that Purchaser and Seller are unable to resolve or are reasonably dependent upon or affected by the unresolved items.  In resolving any such item, the Arbiter may not assign a value to any item greater than the greatest value claimed by either party for such item or less than the smallest value claimed by either party for such item.  The Arbiter shall have exclusive jurisdiction over, and resort to the Arbiter as provided in this Section 2.3(d) shall be the sole recourse and remedy of the parties against one another or any other Person with respect to, any disputes arising out of or relating to the Preliminary Statement of Working Capital or the Preliminary Cash Balance Statement.  The Arbiter’s determination shall be conclusive and binding on all of the parties hereto and shall be enforceable in a court of law.  The fees and expenses of the Arbiter shall be allocated between Seller and Purchaser based on the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party.  Seller will make available to Purchaser and, if applicable, the Arbiter, the work papers used in preparing the Preliminary Statement of Working Capital or the Preliminary Cash Balance Statement in connection with (i) the review by Seller of the Preliminary Statement of Working Capital and the Preliminary Cash Balance Statement and (ii) the resolution by the parties hereto of any disputes relating thereto.

(e)  Final Statement.   Each of the Preliminary Statement of Working Capital and the Preliminary Cash Balance Statement shall become final and binding upon the parties hereto upon the earlier of (i) the failure by Purchaser to object thereto within the period permitted under, and otherwise in accordance with the requirements of, Section 2.3(c), (ii) the written agreement between Purchaser and Seller with respect thereto and (iii) the decision by the Arbiter with respect to disputes under Section 2.3(d).  The Preliminary Statement of Working Capital, as accepted pursuant to Section 2.3(c) or as adjusted pursuant to any written agreement of the parties hereto or the decision of the Arbiter, when final and binding, is referred to herein as the “Final Statement of Working Capital.”  The Preliminary Cash Balance Statement, as accepted pursuant to Section 2.3(c) or as adjusted pursuant to any written agreement of the parties hereto or the decision of the Arbiter, when final and binding, is referred to herein as the “Final Cash Balance Statement.”

(f)  Adjustments to Closing Purchase Price; Payment of Purchase Price Adjustment.   Upon the determination of the Final Statement of Working Capital and the Final Cash Balance Statement in accordance with this Section 2.3,

(i)  first, (x) the Closing Purchase Price shall be increased by the amount, if any, by which the Net Working Capital set forth on the Final Statement of Working Capital exceeds the Estimated Closing Net Working Capital or (y) the Closing Purchase Price shall be decreased by the amount, if any, by which the Net Working Capital set forth on the Final Statement of Working Capital is less than the Estimated Closing Net Working Capital; and

(ii)  second, the Closing Purchase Price as adjusted pursuant to subclause (i) shall be (x) increased by the amount, if any, by which the Cash Balance set forth on the Final Cash Balance Statement exceeds the Estimated Cash Balance or (y) decreased by the amount, if any, by which the Cash Balance set forth on the Final Cash Balance Statement is less than the Estimated Cash Balance.

The adjustments to the Closing Purchase Price provided for in this section is hereinafter referred to as the “Purchase Price Adjustments” and the Closing Purchase Price following the Purchase Price Adjustments is hereinafter referred to as the “Final Purchase Price.”   If the Purchase Price Adjustments call for an increase in the Closing Purchase Price, Purchaser shall, and if the Purchase Price Adjustments call for a decrease in the Closing Purchase Price, Seller shall, within ten (10) Business Days after the Final Statement of Working Capital and the Final Cash Balance Statement is determined, make payment by wire transfer to a bank account designated in writing by the party to which such payment is to be made (such designation to be made at least three (3) Business Days prior to the date such payment is due) in immediately available funds of the net amount of such Purchase Price Adjustments.  Any amounts due and not paid within such ten (10) Business Day period shall accrue interest at an annual rate equal to the rate of interest from time to time announced by the Bank of America as its prime rate, plus four percent (4%), calculated on the basis of the actual number of days elapsed from the end of such ten (10) Business Day period to the date of payment.

(g)  Undisputed Amounts.  In the event that, with respect to the Preliminary Statement of Working Capital or the Preliminary Cash Balance Statement, there are portions of the Purchase Price Adjustments that are in dispute and portions that are not in dispute, the portion of the Purchase Price Adjustments that is not in dispute, if any, shall be paid to Purchaser or Seller, as the case may be, within five (5) Business Days after the delivery by Purchaser of the notice of objections to the Preliminary Statement of Working Capital or the Preliminary Cash Balance Statement, as the case may be, described in Section 2.3(c).

ARTICLE III

Representations and Warranties of Seller

Except as set forth in the Company Disclosure Schedule delivered to Purchaser simultaneously with the execution hereof, Seller represents and warrants to Purchaser as follows:

3.1  Organization and Qualification.  Each Acquired Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization or incorporation.  Each Acquired Company is duly authorized to transact business and is in good standing in each other jurisdiction in which the ownership of its assets or conduct of its business requires such qualification, except where the failure to be so authorized and in good standing would not have a Material Adverse Effect on the Acquired Company.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2  Authority.  Each Acquired Company has all requisite power and authority necessary to own and operate its properties and to carry on its business as currently conducted.  Seller has all requisite power and authority to execute, deliver and perform its respective obligations under this Agreement, and the other documents, instruments and certificates to be executed and delivered by Seller, pursuant to this Agreement.  The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Seller.

3.3  Enforceability.   This Agreement has been duly executed and delivered by Seller, and, assuming due and valid authorization, execution and delivery hereof by Purchaser, is a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting enforcement of creditors’ rights generally and to general equity principles (regardless whether considered in a proceeding in equity or at law).

3.4  Title.  The Shares are free and clear of all restrictions, Liens, voting trusts, stockholder agreements, proxies, agreements, arrangements and encumbrances of any kind whatsoever (collectively, “Encumbrances”).  Upon the Closing, Seller shall transfer the Shares to Purchaser free and clear of all Encumbrances.

3.5  Capitalization.   All of the issued and outstanding Shares have been duly authorized, are validly issued, fully paid, and nonassessable, and are held of record and beneficially by Seller.  The Shares are all of the issued and outstanding capital stock of the Company.  There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require an Acquired Company to issue, sell, or otherwise cause to become outstanding any capital stock or other indicia of ownership of an Acquired Company.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to any Acquired Company.  There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock or other indicia of ownership of the Acquired Companies.

3.6  Subsidiaries.   Set forth in Section 3.6 of the Company Disclosure Schedule are the names and jurisdictions of incorporation of each of the Subsidiaries of the Company.

3.7  Consents and Approvals; No Violations.   None of the execution, delivery or performance of this Agreement by Seller, the consummation by Seller of the transactions contemplated hereby or compliance by Seller with any of the provisions hereof will (a) conflict with or result in any breach of any provision of (i)  the certificate of incorporation or articles of incorporation, as applicable, or the bylaws of an Acquired Company or (ii) the certificate of incorporation or bylaws of Seller, (b) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which any Acquired Company is a party or by which any Acquired Company or any of their properties or assets may be bound, (d) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, or indenture to which Seller is a party, or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to an Acquired Company or Seller any of their respective properties or assets, excluding from the foregoing clauses (b) through (e), (1) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws in connection with the transactions contemplated hereby, (2) filings required pursuant to the HSR Act, and (3) filings, notices and consents required by Alcoholic Beverage Authorities, and (4) such violations, breaches or defaults which (A) would not, individually or in the aggregate, have a Material Adverse Effect on the Company, or (B) would not materially delay the ability of Seller to perform its obligations hereunder or would not prevent the consummation of the transactions contemplated hereby.

3.8  Financial Statements.   Seller has made available to the Purchaser the following special purpose financial statements of the Company (collectively, the “Financial Statements”), copies of which are set forth in Section 3.8 of the Company Disclosure Schedule:  (a) unaudited consolidated statements of operations as of and for the fiscal year ended December 31, 2006; (b) an unaudited consolidated balance sheet of the Acquired Companies as of December 31, 2006; and (c) an unaudited consolidated balance sheet of the Acquired Companies as of September 30, 2007 (the “Reference Balance Sheet Date”), which balance sheet is hereinafter referred to as the “Reference Balance Sheet,” and the related unaudited consolidated statements of operations for the nine months then ended.  The Financial Statements have been prepared from, and are consistent with, the books and records of the Acquired Companies, and have been prepared in accordance with GAAP.  The Financial Statements fairly present in all material respects the financial position, the results of operations of the Company as of the times and for the periods referred to therein.

3.9  Undisclosed Liabilities.   To the Knowledge of the Company, as of the date hereof, none of the Acquired Companies has any material liabilities, obligations or commitment of any nature (absolute, accrued, contingent or otherwise), except (a) liabilities, obligations or commitments which are appropriately reflected in the Financial Statements; (b) liabilities, obligations or commitments which have been incurred in the ordinary course of business and consistent with past practice since September 30, 2007; (c) liabilities, obligations or commitments disclosed in the Company Disclosure Schedule; (d) express performance obligations under the contracts and agreements of the Acquired Companies set forth on Section 3.12 of the Company Disclosure Schedule; and (e) express performance obligations under any other contracts and agreements of the Acquired Companies which obligations, either individually or in the aggregate, shall not have a Material Adverse Effect on the Acquired Companies.

3.10  Absence of Certain Developments

(a)  Except as expressly required by or permitted by this Agreement, or as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, since the Reference Balance Sheet Date:

(i)    No Acquired Company has:  (i) amended its organizational documents, (ii) issued, sold, transferred, pledged, disposed of or encumbered any equity interests of an Acquired Company, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any equity interests of an Acquired Company, (iii) declared, set aside or paid any dividend or other distribution payable in cash, equity or property with respect to any equity interests of an Acquired Company, other than dividends or distributions between Seller, the Company and its Subsidiaries, cash sweeps to Seller and its Affiliates or distributions by the Acquired Companies of Retained Product Assets, (iv) split, combined or reclassified the equity interests of an Acquired Company, or (v) redeemed, purchased or otherwise acquired directly or indirectly any equity interests of an Acquired Company, or any instrument or security which consists of or includes a right to acquire such interests;

(ii)    No Acquired Company has adopted a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of an Acquired Company;

(iii)   No Acquired Company has changed any of the tax or accounting policies, principles or elections used by it;

(iv)   No Acquired Company has incurred loss of, or significant injury to, any of its assets whether as a result of any natural disaster, labor trouble, accident, other casualty or otherwise not covered by insurance;

(v)    No Acquired Company has made a loan to, guaranteed any indebtedness of or otherwise incurred any indebtedness of behalf of any other Person or mortgaged, pledged or subjected any of its assets to any Encumbrance;

(vi)   No Acquired Company has sold, exchanged, transferred or otherwise disposed of any of its assets, except in the ordinary course of business consistent with past practice;

(vii)     No Acquired Company has made any changes in practices and policies relating to production, purchasing, marketing, selling and pricing;

(viii)       No Acquired Company has made any single capital expenditure in excess of $200,000;

(ix)   No Acquired Company has entered into any agreement, arrangement or transaction with any of its shareholders, directors, officers, employees, consultants, independent contractors nor granted any material increase, or announced any material increase or made a material alteration to the wages, conditions, salaries, compensation, bonuses, pension or other benefits and benefit plans payable to such persons other than as required by law;

(x)    No Acquired Company shall have written down or written up the value of any inventories or receivables or revalued any of its assets;

(xi)   No Acquired Company has amended, terminated, canceled, waived or compromised any claim of the Acquired Company;

(xii)     No Acquired Company has made any express or deemed election or settled or compromised any liability with respect to Taxes;

(xiii)       No Acquired Company has allowed any license from a Governmental Entity to lapse or terminate; and

(xiv)    No Acquired Company has made any agreement to do any of the foregoing, other than negotiations with Purchaser and its representatives regarding the transactions contemplated by this Agreement.

(b)  To the Knowledge of the Company, since the Reference Balance Sheet Date no other event has occurred which would constitute, individually or in the aggregate, a Material Adverse Effect on the Company.

3.11  Properties; Leases.

(a)  The Acquired Companies own, and have good and valid title to all assets purported to be owned by them (collectively, the “Acquired Company Assets”), including:  (i) all assets reflected on the Reference Balance Sheet (except for assets sold or otherwise disposed of since the Reference Balance Sheet Date in the ordinary course of business consistent with past practice); and (ii) all other assets reflected in the books and records of the Acquired Companies as being owned by the Acquired Companies.  All of the Acquired Company Assets are owned by the Acquired Companies free and clear of all Encumbrances, except for Permitted Encumbrances.  The Acquired Company Assets, taken as a whole, are sufficient for the current operation of the business of each Acquired Company.  All of the tangible personal properties included in the Acquired Company Assets, taken as a whole and together with any assets or services to be provided by Seller or its Affiliates pursuant to the Transition Services Agreement and the Retained Product Assets, are in good operating condition and repair and are suitable for the purpose for which they are currently used, ordinary wear and tear excepted.

(b)  Section 3.11(b) of the Company Disclosure Schedule sets forth (i) under the heading “Leased Real Property” all material leases entered into by an Acquired Company for any real property (the “Leases”), setting forth in the case of any such Lease, the location of such real property and (ii) under the heading “Owned Real Property” (A) all real properties to which an Acquired Company owns fee simple interest (“Owned Real Property”), and (B) each of the most recent ALTA or CLTA Owner’s Policy of Title Insurance issued to any of the Acquired Companies which insure such Acquired Company’s fee simple interest in the Owned Real Property, to the extent in the Company’s possession (“Title Policies”).  Seller has made available to Purchaser a true and correct copy of each Lease, together with all amendments and underlying leases, if any, thereto, and a true and correct copy of each of the Title Policies.  Each Acquired Company has good and marketable title to all of its Owned Real Property and valid leaseholds in and to all real property that is the subject of the Leases (the “Leased Real Property”), in each case subject to no material Encumbrance except Permitted Encumbrances.  To the Knowledge of the Company, (1) no Acquired Company is in default in any material respect under any of the Leases and, (2) no other party is in default in any material respect under any of the Leases.  The Acquired Companies do not lease, sublease, license, occupy, or use any real property or interests therein in connection with, or necessary for, the operation of the business of the Acquired Companies as presently conducted, other than the Real Property, the Leased Real Property or leased real property not required to be set forth on Section 3.11(b) of the Company Disclosure Schedule.  The Acquired Companies have not granted to any third party a right to use or occupy any portion of the Real Property or the Leased Real Property nor are there any parties in possession of any portion of the Real Property or the Leased Real Property, whether as tenants, subtenants, trespassers or otherwise, except the Acquired Companies.

(c)  None of the Owned Real Property is subject to any right of first offer, right of first refusal, option or other agreement for the sale or lease thereof.  None of the Acquired Companies have committed or obligated itself in any manner whatsoever to place any Encumbrance on any Owned Real Property or Leased Real Property or any portion thereof other than Encumbrances which would not, individually or in the aggregate have a Material Adverse Effect on the Company.

(d)  Each Lease is in full force and effect, valid, binding upon and enforceable against the Acquired Company party thereto, and, to the Knowledge of the Company, each other party thereto, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally or by general equitable principles.  All rent and other sums and charges payable by the Acquired Companies as lessee or sublessee thereunder are current.  The Acquired Company party to each Lease has complied in all material respects with the terms of such Lease and no termination event or condition or uncured default exists under any Lease.

(e)  To the Knowledge of the Company, none of the Acquired Companies lack any necessary approvals, certificates, consents, permits and licenses, including but not limited to all water, drainage and irrigation licenses and permits to use and operate the Owned Real Property and the Leased Real Property as currently operated.   To the Knowledge of the Company, the Acquired Companies have not received, nor is there, any notice of any non-compliance with any federal, state and local directives, laws, ordinances, policies, rules, regulations, requirements, and statutes applicable thereto (including, without limitation, applicable building, health, fire, safety, subdivision, zoning and other similar regulatory laws, ordinances, codes and regulations and the Americans with Disabilities Act) regarding the Owned Real Property or Leased Real Property, which have not been resolved, except where such non-compliance would not have a Material Adverse Effect on the Company.

(f)  To the Knowledge of the Company, neither the whole nor any portion of the Owned Real Property is subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore nor has any such condemnation, expropriation or taking been proposed.  To the Knowledge of the Company, there are no pending zoning or other land-use regulation proceedings which could materially adversely affect the current use, operation or value of the Owned Real Property and Leased Real Property, taken as a whole, and none of the Acquired Companies have received written notice of any special assessment proceedings affecting the Owned Real Property or Leased Real Property which have not been resolved and which relate to assessments which could materially adversely affect the current use, operation or value of the Owned Real Property and Leased Real Property, taken as a whole.

(g)  All Improvements and Leasehold Improvements, taken as a whole, are (i) in good working order and repair (ordinary wear and tear excepted).

(h)  To the Knowledge of the Company, except as disclosed in the preliminary title reports made available to Purchaser prior to the date of this Agreement, there is no condition that would be shown by a current accurate survey or physical inspection of any Owned Real Property made prior to Closing which would materially impair the current use and operation of such Owned Real Property.

(i)  None of the Liens set forth on Section 3.11(i) of the Company Disclosure Schedule materially impairs the value, use or operation of the property subject thereto.

3.12  Contracts.

(a)  Section 3.12 of the Company Disclosure Schedule sets forth (without duplication), as of the date hereof, each of the following types of contracts and other agreements, to which any Acquired Company is a party:

(i)      any contract that provides for aggregate future payments by any Acquired Company, or to any Acquired Company, of more than $200,000 per annum;

(ii)     any contract that provides for the supply of grapes to an Acquired Company;

(iii)    any contract or agreement (other than Benefit Plans, confidentiality agreements or at-will employment offer letters) entered into by an Acquired Company with an Affiliate or with a shareholder, officer or director of an Acquired Company;

(iv)    any collective bargaining or similar agreement;

(v)     any contract or agreement with any bank, finance company or similar organization for Indebtedness of an Acquired Company providing for payment or repayment in excess of $200,000;

(vi)  any contract or agreement that materially restricts the Acquired Companies from engaging in any line of business anywhere in the world;

(vii)    any consulting or employment agreement (other than any Benefit Plans, confidentiality agreements or at-will employment offer letters);

(viii)   any joint venture, partnership or similar contracts or agreements; and

(ix)  any agreement granting any Person a Lien on any of the assets material to  the Acquired Companies;

(x)  any written or, to the Knowledge of the Company, oral agreement with a distributor or wholesaler; and

(xi)    any written or, to the Knowledge of the Company, oral agreement that is currently in effect and under which an Acquired Company has granted or received any license or other right to use any Trademarks (excluding the Beam Names), Patents and/or Copyrights, other than: any contracts or agreements relating to software that is generally available to be licensed by any Person; any standard contracts or agreements with employees or consultants that contain general provisions through which the employee or consultant licenses intellectual property rights to the Acquired Company; or any contracts or agreements in which an Acquired Company receives or grants to a customer or any reseller the right to use any Trademarks in connection with advertisements and/or bottling.

(b)  As of the date hereof, (i) there has not been claimed in writing or, to the Knowledge of the Company, alleged by any Person with respect to any contract listed in Section 3.12 of the Company Disclosure Schedule any existing default or event that, with notice or lapse of time or both, would constitute a default or event of default on the part of Acquired Company or, to the Knowledge of the Company, on the part of any other party thereto, except such defaults, events of default  and other events that would not have a Material Adverse Effect on the Company, and (ii) no consent, approval, authorization or waiver from, or notice to, any Governmental Entity or other Person is required in order to maintain in full force and effect any of the contracts listed in Section 3.12 of the Company Disclosure Schedule, other than (A) such consents and waivers that have been obtained and are in full force and effect and such notices that have been duly given and (B) such consents, approvals, authorizations, waivers or notices the failure of which to have or give would not have a Material Adverse Effect on the Company.

3.13  Suppliers.   Section 3.13(a) of the Company Disclosure Schedule sets forth the ten (10) largest suppliers (measured by expense) of the Acquired Companies for the fiscal year ended December 31, 2006.  Since January 1, 2007, through the date hereof, no Acquired Company has received written notice of an intent to terminate such business relationship.

3.14  Corporate Records.   The books of account, minute books, stock record books and other records of the Acquired Companies, all of which have been made available to Purchaser, are, to the Knowledge of the Company, complete and correct.  To the Knowledge of the Company, the minute books of the Acquired Companies contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders and the Boards of Directors of the Acquired Companies.  At the Closing, other than such books and records that constitute Retained Product Assets, all those books and records will be in the possession of the Acquired Companies.

3.15  Accounts Receivable; Accounts Payable

(a)     All of the accounts receivables reflected in the Reference Balance Sheet or arising thereafter have arisen from bona fide transactions in the ordinary course of business.  The Acquired Companies’ reserve for contractual allowances and doubtful accounts has been calculated in a manner consistent with past practice.  As of the Closing Date, none of the Seller or any Affiliate of Seller will owe any amounts to any Acquired Company.

(b)  All accounts payable reflected in the Reference Balance Sheet or arising thereafter, have arisen from bona fide transactions in the ordinary course of business.  As of the Closing Date, no Acquired Company will owe any amounts to Seller or any Affiliate of Seller.

3.16  Inventory.   To the Knowledge of the Company, (i) all of the Inventory has been produced, packaged and, where required, labeled in all material respects in accordance with applicable laws, regulations and orders, and consist of a quality usable and saleable in the ordinary course of the business of the Acquired Companies, consistent with past practices, and (ii) it is not under any obligation or liability to accept any returns of items of Inventory in the possession of its customers other than in the ordinary course of business.

3.17  Intellectual Property.   Section 3.17 of the Company Disclosure Schedule sets forth all pending applications and live registrations owned by each of the Acquired Companies for any Patent, Trademark or Copyright other than the Beam Names, including any serial number, application number, registration number, and date of filing or registration for such applications and registrations.

(a)  Ownership.  To the Company’s Knowledge, one or more of the Acquired Companies are the sole owners or exclusive licensees of all Company Intellectual Property purported to be owned or exclusively licensed by the Acquired Companies.  Further, to the Company’s Knowledge, (i) there are no claims or demands pending against an Acquired Company by any other Person pertaining to any Company Intellectual Property, and (ii) no proceedings have been instituted or are pending or threatened which challenge the rights of the Acquired Companies in or to any Company Intellectual Property.  To the Company’s Knowledge, each Acquired Company has the right to use, without infringing, misappropriating, diluting or otherwise violating the intellectual property rights of others, all Company Intellectual Property owned by or exclusively licensed to such Acquired Company.

(b)  Validity.  To the Company’s Knowledge, all Company Intellectual Property is valid and enforceable, and no written notice has been received by an Acquired Company alleging anything to the contrary other than any such allegations that have been resolved by the Acquiring Company prior to the date hereof.

(c)  No Third Party Infringers.  To the Knowledge of the Company, no third party is currently infringing or misappropriating any Company Intellectual Property.

(d)  No Restrictions.  There are no settlements, forbearances to sue, consents, judgments or orders that do or may:  (i) restrict the rights of the Acquired Companies to use any Company Intellectual Property; (ii) restrict the conduct of the business of the Acquired Companies in order to accommodate a third party’s Intellectual Property; or (iii) permit third parties to use any Company Intellectual Property, except for any settlements, forbearance to sue, consents, judgments or orders that would not have a Material Adverse Effect on the Company.

3.18  Insurance.   Section 3.18 of the Company Disclosure Schedule sets forth a description of all insurance policies in effect as of the date hereof, providing coverage with respect to the business or assets of the Acquired Companies.  To the Company’s Knowledge, all premiums due thereunder have been paid when due, except for any failures to pay any such premiums that, individually or in the aggregate, would not have a Material Adverse Effect on an Acquired Company.  Each policy listed in Section 3.18 of the Company Disclosure Schedule will terminate or lapse by reason of the consummation of the transactions contemplated by this Agreement, without liability or penalty to any Acquired Company.

3.19  Employees; Labor.   The Company has made available to Purchaser an accurate and complete list of titles or job descriptions and annual rate of compensation in effect as of September 15, 2007, of all salaried, full-time, non-seasonal employees of the Acquired Companies.  There is no labor strike, slowdown, stoppage or lockout actually pending, or to the Knowledge of the Company, threatened against any Acquired Company.  No Acquired Company is a party to or bound by any collective bargaining agreement with any labor organization applicable to employees of the Acquired Companies.  To the Knowledge of the Company, there is not pending any demand for recognition or any other request or demand from a labor organization for representative status with respect to Persons employed by the Acquired Companies.  To the Knowledge of the Company, no labor union has been certified by the National Labor Relations Board as bargaining agent for any of the employees of the Acquired Companies.  The Acquired Companies have not experienced any material work stoppage or other material labor difficulty during the two-year period ending on the date hereof.  There is no unfair labor practice charge or complaint against any Acquired Company or, to the Knowledge of the Company, threatened before the National Labor Relations Board.

3.20  Employee Benefit Plans

(a)  Set forth in Section 3.20(a) of the Company Disclosure Schedule is a list of (i) any existing incentive, bonus, commission, deferred compensation, retention, change in control, severance or termination pay plan, agreement or arrangement, whether formal or informal; (ii) any existing pension, profit-sharing, stock purchase, stock option, group life insurance, hospitalization insurance, disability, retirement or any other employee benefit plan, agreement or arrangement, whether formal or informal; (iii) any existing fringe or welfare benefit plan, agreement or arrangement, whether formal or informal; and (iv) any other existing “employee benefit plan” as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in each case that are in effect that cover current or former employees or directors of the Acquired Companies and are maintained, sponsored, contributed to or required to be contributed to by any Acquired Company or any of their Affiliates (those arrangements disclosed in said schedule are herein collectively referred to as the “Benefit Plans”).  Benefit Plans sponsored and maintained by Seller or its Affiliates (other than the Acquired Companies) that provide benefits to current or former employees or directors of an Acquired Company are referred to herein as “Seller-Sponsored Benefit Plans.”  Section 3.20 of the Company Disclosure Schedule separately designates those Benefit Plans that are Seller-Sponsored Benefit Plans and those that are Company Benefit Plans.  Each Benefit Plan is in writing and Seller has previously made available to Purchaser a true and complete copy of each Benefit Plan document, including all amendments thereto, and a true and complete copy of each material document prepared in connection with each such Benefit Plan, including, without limitation and if applicable, (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and, if applicable, summary of material modifications, (iii) the most recently filed Internal Revenue Service (“IRS”) Form 5500, including all attachments thereto, (iv) the most recently received IRS determination letter, and (v) the most recently prepared actuarial report and financial statement.  To the Knowledge of the Company, the Acquired Companies do not have any commitment, other than has been accrued on the Financial Statements: (i) to create or incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, or (ii) to enter into any other contract or agreement to provide compensation or benefits to any individual.

(b)  No Acquired Company has engaged in a transaction in connection with which it could be subject either to a material civil penalty assessed pursuant to Section 502 of ERISA or a material Tax imposed by Section 4975 of the Code.  No Acquired Company has incurred or would be reasonably expected to incur any material Tax under Chapter 43 of Subtitle D of the Code.

(c)  There does not now exist, and there are no existing circumstances that could reasonably be expected to result in, any liability under Title IV of ERISA or Sections 412 and 4971 of the Code that would be a liability of an Acquired Company following the Closing.  Without limiting the generality of the foregoing, to the Knowledge of the Company, neither the Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 of ERISA or any transaction that constitutes a withdrawal under Section 4201 et seq. of ERISA.

(d)  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, such as termination of employment or other service) (i) result in or cause any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution or increase in benefits with respect to any Company Benefit Plan for any current or former director, officer, employee or other service provider of an Acquired Company (other than any partial termination resulting from the consummation of this Agreement), (ii) give rise to any obligation to fund any payment or benefit by an Acquired Company, (iii) give rise to any limitation on the ability of an Acquired Company to amend or terminate any Company Benefit Plan, or (iv) result in any payment or benefit that will be characterized as an “excess parachute payment,” within the meaning of Section 280G of the Code.

(e)  Each Company Benefit Plan may be unilaterally amended or terminated by such Acquired Company (with respect to the Company Employees), without material liability or penalty, subject to the rights of existing participants under the Company Benefit Programs.

(f)  No Acquired Company has participated in, maintained or contributed to or been required to contribute to a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA.

(g)  There are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the Company Benefit Plans, any fiduciaries of the Company Benefit Plans with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans which would reasonably be expected to result in any material liability of the Acquired Companies.

(h)  To the Knowledge of the Company, no Acquired Company has any Company Benefit Plan or any other agreement or arrangement under which an Acquired Company has any material liability under a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and the applicable Treasury guidance thereunder (the “Company 409A Plans”) which does not comply with the requirements of Section 409A of the Code or which does not have a remaining period of time to bring such Company Benefit Plan into compliance with Section 409A of the Code and the guidance issued thereunder.  Section 3.20(h) of the Company Disclosure Schedule sets forth each Company Employee who is a “specified employee” within the meaning of Code Section 409A.

(i)  The Internal Revenue Service has issued a favorable determination letter or has an application pending or has remaining a period of time to seek a determination letter with respect to each Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code, copies of which have been made available to Purchaser, and to the Knowledge of the Company, there are no existing circumstances nor any events that have occurred that could reasonably be expected to materially adversely affect the qualified status of any such plan or the tax-exempt status of any related trust.

(j)  All contributions to, and any payments from, each Benefit Plan that have been required to be made by an Acquired Company in accordance with the terms of such Benefit Plan and applicable law have been made or fully accrued for and accounted for by reserves on the Reference Balance Sheet.  No Acquired Company has any unfunded benefit obligations under any Benefit Plan which have not been accounted for by reserves, or otherwise fully accrued on the Reference Balance Sheet.

(k)  Each Benefit Plan has been maintained and operated, in all material respects, in accordance with its terms and all provisions of applicable laws and regulations, including, without limitation, ERISA and the Code.

3.21  Litigation.   As of the date of this Agreement, there is no action, suit, or, to the Knowledge of the Company, inquiry, proceeding or governmental investigation, pending or, to the Knowledge of the Company, threatened in writing against or involving an Acquired Company.  As of the date hereof, no Acquired Company is operating under nor is it subject to any judgment, writ, order, injunction, award or decree of any court, judge, justice, magistrate or arbitrator, including any bankruptcy court or judge, or any order of or by any Governmental Entity.

3.22  Compliance with Laws; Permits.   To the Knowledge of the Company, each Acquired Company is in compliance with all laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions of all United States federal, state, local, foreign governments and agencies thereof that apply to the business, properties or assets of the Acquired Company, except for violations that would not have a Material Adverse Effect on the Company.  To the Knowledge of the Company, each Acquired Company possesses or has applied for all permits, licenses, certificates, approvals or other authorizations (“Permits”) of all Governmental Entities which are required for the operation of their respective businesses.  This Section 3.22 does not relate to matters with respect to Taxes, which are the subject of Section 3.23, environmental matters, which are the subject of Section 3.24, and Property Laws, which are the subject of Section 3.11.

3.23  Taxes.

(a)  (i) All Tax Returns with respect to Tax periods ending on or prior to the Closing Date required to be filed on or prior to the Closing Date by or on behalf of the Acquired Companies and each Tax Group of which any Acquired Company is a member (to the extent relevant to an Acquired Company) have been, or will be, timely filed, (ii) all such Tax Returns were, or will be, correct and complete in all material respects, (iii) all Taxes shown on any such Tax Return have been, or will be, timely paid, (iv) there is no material deficiency concerning any Tax liability of an Acquired Company which has been assessed or claimed by any Taxing authority in writing that has not been settled or paid in full, (v) there are no investigations, audits, examinations or proceedings currently pending or, to the Knowledge of the Company, threatened against any Acquired Company or any Tax Group of which any Acquired Company is a member (to the extent relevant to an Acquired Company) by any Tax authority for the assessment or collection of any Tax, and (vi) there are no agreements or waivers extending any statute of limitations applicable to any Tax Return of any Acquired Company.

(b)  None of the Acquired Companies is a party to a Tax allocation or sharing agreement that will survive the Closing.

(c)  All Tax withholding and deposit requirements relating to the Acquired Companies (including any withholding with respect to wages or other amounts paid to employees) have been satisfied in full.

(d)  There are no Liens relating to Taxes upon the assets of the Acquired Companies, other than Liens relating to Taxes not yet due and payable.

(e)  None of the Acquired Companies is or has been a party to any “listed transaction,” as defined in Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding provision of state or local law), and each Acquired Company has properly disclosed all reportable transactions as required under Treasury Regulations Section 1.6011-4 (or any corresponding provision of state or local law).

(f)  The representations and warranties contained in this Section 3.23 constitute the sole and exclusive representations and warranties of Seller concerning or relating to Tax matters.

3.24  Environmental Matters.  Except as would not have a Material Adverse Effect on the Company, since the Applicable Environmental Date,

(a)  to the Knowledge of the Company:

(i)  each Acquired Company is, and since the Applicable Environmental Date has been, in substantial compliance with all applicable Environmental Laws and has all Permits required under applicable Environmental Laws for operations conducted as of the Closing Date;

(ii)  with regard to each Acquired Company, since the Applicable Environmental Date, there are no notices of violation or other findings of non-compliance by any Governmental Entity pursuant to any Environmental Law which have not been  resolved to the satisfaction of the pertinent Governmental Entity;

(iii)  except in compliance with applicable Environmental Laws and Permits, since the Applicable Environmental Date, no Hazardous Substances have been Released at, on, in, under or from any property currently owned or leased by an Acquired Company or at, on, under, or from any property  owned or leased by an Acquired Company at any time after the Applicable Environmental Date; and

(iv)  no Acquired Company has received any written notice of any complaint, order, directive, citation, notice of potential responsibility, or information request pursuant to an Environmental Law from any Governmental Entity or other third party concerning: (i) the current or past presence at any part of the property owned or leased by an Acquired Company of a Hazardous Substance; (ii) the current or past Release or threatened Release of a Hazardous Substance at, on, in, under or from the property owned or leased by an Acquired Company; or (iii) the off-site disposal by an Acquired Company of a Hazardous Substance or waste; and

(b)    the Company has no Knowledge of any inaccuracies in the information contained in the following reports:

-	“Limited Phase I Environmental, Health and Safety Site Review”, dated October 11, 2007 and prepared by Environmental Resources Management, Inc. for Clos Du Bois Winery;

-	“Limited Phase I Environmental, Health and Safety Site Review”, dated October 11, 2007 and prepared by Environmental Resources Management, Inc. for Clos Du Bois Vineyard;

-	“Limited Phase I Environmental, Health and Safety Site Review”, dated October 11, 2007 and prepared by Environmental Resources Management, Inc. for Atlas Peak Winery and Vineyards;

-	“Limited Phase I Environmental, Health and Safety Site Review”, dated October 11, 2007 and prepared by Environmental Resources Management, Inc. for Wild Horse Winery and Vineyards;

-	“Limited Phase I Environmental, Health and Safety Site Review”, dated October 11, 2007 and prepared by Environmental Resources Management, Inc. for Buena Vista Winery and Vineyard;

-	“Limited Phase I Environmental, Health and Safety Site Review”, dated October 11, 2007 and prepared by Environmental Resources Management, Inc. for Gary Farrell Winery;

-	“Limited Phase I Environmental, Health and Safety Site Review”, dated October 11, 2007 and prepared by Environmental Resources Management, Inc. for Geyser Peak Winery; and

-	“Limited Phase I Environmental, Health and Safety Site Review”, dated October 11, 2007 and prepared by Environmental Resources Management, Inc. for Beam Wine Estates-Shiloh Warehouse.

(c)   The representations and warranties contained in this Section 3.24 constitute the sole and exclusive representations and warranties of Seller concerning or relating to environmental matters.

3.25  Bank Accounts.   Section 3.25 of the Company Disclosure Schedule sets forth (a) the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which an Acquired Company maintains safe deposit boxes, checking accounts or other accounts of any nature and (b) the names of all Persons authorized to cause such Acquired Company to draw thereon, make withdrawals therefrom or have access thereto.

3.26  Brokers or Finders.   No broker, investment banker, financial advisor or other Person other than Citigroup Global Markets Inc. (“Citi”), whose fees and expenses shall be paid by Seller, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or Seller or any of their Affiliates or representatives.

3.27  Transactions with Related Parties.   No current officer or director of Seller or an Acquired Company or Person known by the Company to be an Affiliate of any of them, is currently a party to any material transaction or agreement with the Acquired Companies.

3.28  Certain Business Practices.   To the Knowledge of the Company, no Acquired Company nor any of the directors, managers, officers, employees, consultants or agents of the Acquired Companies has, in connection with or furtherance of the business of the Acquired Companies:  (a) as to political activity, used any funds for unlawful contributions, gifts, entertainment or other unlawful payments, (b) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, (c) consummated any transaction, made any payment, entered into any contract or agreement or taken any other action in violation of Section 1128B(b) of the Social Security Act, or (d) made any other unlawful payment which would cause an Acquired Company or its Affiliates to be disqualified or debarred from serving as a contractor, directly or indirectly, for any Governmental Entity.

3.29  No Other Representations.  Except for the representations and warranties contained in this Article III, neither Seller nor any Person acting on behalf of either of them makes any representation or warranty, express or implied.

ARTICLE IV

Representations and Warranties of Purchaser

4.1  Organization and Qualification.   Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly authorized to transact business and is in good standing in each jurisdiction in which the ownership of its assets or conduct of its business requires such qualification, except where the failure to be so authorized and in good standing would not have a Material Adverse Effect on Purchaser.

4.2  Authority.   Purchaser has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the other documents, instruments and certificates to be executed and delivered by Purchaser pursuant to this Agreement.  The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Purchaser.

4.3  Enforceability.  This Agreement has been duly executed and delivered by Purchaser, and, assuming due and valid authorization, execution and delivery hereof by Seller, is a valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting enforcement of creditors’ rights generally and to general equity principles (regardless whether considered in a proceeding in equity or at law).

4.4  Approvals.   None of the execution, delivery or performance of this Agreement by Purchaser, the consummation by Purchaser of the transactions contemplated hereby or compliance by Purchaser with any of the provisions hereof will (a) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws or other organizational documents of Purchaser, (b) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Purchaser is a party or by which Purchaser or any of its properties or assets may be bound, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Purchaser or any of its properties or assets, excluding from the foregoing clauses (b), (c) and (d) (1) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws in connection with the transactions contemplated hereby, (2) filings required pursuant to the HSR Act, (3) filings, notices and consents required by Alcoholic Beverage Authorities, and (4) such violations, breaches or defaults which would not, individually or in the aggregate, impede or reasonably be expected to impede the ability of Purchaser to complete the Closing or to effect the transactions contemplated hereby in all respects.

4.5  Availability of Funds

(a)     Purchaser has sufficient availability of funds to pay the Purchase Price in cash and to effect the transactions contemplated hereby.

(b)     Purchaser acknowledges and agrees that neither the representation and warranty contained above nor any investigation made or information obtained by or on behalf of Seller regarding Purchaser’s financing arrangements and ability to pay the Purchase Price shall have any affect whatsoever on Purchaser’s covenant to pay the Purchase Price pursuant to the provisions set forth in Section 5.18.

4.6  Litigation.   There is no claim, action, suit, litigation or proceeding or, to the Knowledge of Purchaser, governmental investigation pending or, to the Knowledge of Purchaser, threatened against Purchaser by or before any court, arbitrator or Governmental Entity that, individually or in the aggregate, impedes or would reasonably be expected to impede the ability of Purchaser to complete the Closing or to effect the transactions contemplated hereby in all respects.

4.7  Investment Representations.  Purchaser understands that the Shares have not been registered under the Securities Act or the securities laws of any state or other jurisdiction.  Purchaser is acquiring the Shares for its own account for purposes of investment and not for the account of any other Person, not for resale to any other Person, and not with a view to or in connection with a resale or distribution of the Shares.  Purchaser has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment for the disposition of the Shares by Purchaser.  Purchaser will not sell or otherwise dispose of any shares of capital stock of the Company without registration under the Securities Act and under any applicable state or other jurisdiction’s respective securities laws, or an exemption therefrom.

4.8  Brokers or Finders.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates or Representatives.

4.9  No Other Representations.  Except for the representations and warranties contained in this Article IV, neither Purchaser nor any Person acting on behalf of Purchaser makes any representation or warranty, express or implied.

ARTICLE V

Covenants

5.1  Conduct of the Acquired Companies.   From the date of this Agreement until the Closing, Seller shall cause the Acquired Companies to:

(a)  conduct and operate their businesses in the ordinary course consistent with past practice; and

(b)  use commercially reasonable efforts to (i) preserve the business organizations intact, (ii) maintain the services of present officers and key employees through the Closing, and (iii) maintain existing relationships and the goodwill of its suppliers, customers, lessors, creditors and others with whom it has business relations.

5.2  Prohibited Action.  Except with the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed, or as set forth in Section 5.2 of the Company Disclosure Schedule or except as specifically required by this Agreement or applicable law, from the date hereof until the Closing, Seller shall cause each Acquired Company not to:

(a)  amend or otherwise change its organizational documents;

(b)  issue, sell, authorize for issuance or sale, transfer, grant any right, pledge, dispose of or encumber any equity interests of any of the Acquired Companies, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any such interests;

(c)  declare, set aside, make or pay any dividend or other distribution payable in cash, equity interests, property or otherwise with respect to any equity interests of any of Acquired Companies, other than cash sweeps to Seller and its Affiliates;

(d)  make or authorize any capital commitment or capital lease which is in excess of $200,000;

(e)  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Companies;

(f)  change in any material respect any of the accounting policies used by it;

(g)  enter into any employment agreement or increase the compensation or benefits payable or to become payable to its directors, officers or Company employees (other than in the ordinary course of business and consistent with past practice), grant any severance, retention or termination pay (unless required by applicable law) to, or enter into any severance agreement with, any director, officer or other Company employee of an Acquired Company, or establish, adopt, enter into or amend any Benefit Plan or other plan, agreement, trust, fund, policy or arrangement for the benefit of any such director, officer or employee, except pursuant to any Benefit Plan existing on the date hereof and except that each Acquired Company or Affiliate may (i) make bonus payments consistent with past practices; (ii) enter into or make any amendments to Benefit Plans to comply with applicable laws or in the ordinary course consistent with past practice; and (iii) increase the compensation payable to, or to become payable to, its officers or employees in the ordinary course of business.

(h)  acquire, including by merger, consolidation, acquisition of stock or assets or otherwise, any equity interest in or any material portion of the assets of, or by any other manner acquire, any business or any Person or division thereof;

(i)  sell, lease, mortgage, pledge, encumber (including by the grant of any option thereon) or otherwise dispose of any assets or property material to the Acquired Companies except in the ordinary course of business consistent with past practice or pursuant to existing contracts or commitments;

(j)  pay, discharge or satisfy any claims, suits, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Reference Balance Sheet, or incurred subsequent to such date in the ordinary course of business;

(k)  directly or indirectly, engage in any transaction with, or enter into any contract or other agreement with, any director, officer, holder of five percent (5%) or more of the outstanding Shares of an Affiliate of the Company or any individual known to the Company to be a family member of any such Person other than cash sweeps to Seller and its Affiliates or contributions of working capital from Seller or its Affiliates;

(l)  enter into any contract or other agreement that limits the ability of the Acquired Companies to compete in or conduct any line of business or compete with any Person in any geographic area or during any period;

(m)  make, rescind, or change any material Tax election, settle or compromise any material Tax liability or audit, or file any material amended Tax Return;

(n)  sell, assign, transfer, license or sublicense, pledge or otherwise encumber any of the Company Intellectual Property other than in the ordinary course of business;

(o)  terminate or amend or modify in any material respect any contract listed in Section 3.12(a) of the Company Disclosure Schedule, except in the ordinary course of business;

(p)  take any actions or omit to take any actions that would or would be reasonably likely to result in any of the conditions to the Closing set forth in Article VII not being satisfied; or

(q)  agree or commit to do any of the foregoing.

5.3  Filings; Other Actions; Notification.

(a)  Each of Seller and Purchaser shall cooperate with the other and use its commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable laws to consummate the transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all Permits, consents, approvals, registrations and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the transactions contemplated hereby (it being understood that the failure to obtain any such Permits, consents, approvals, registrations or authorizations shall not, by itself, cause the condition set forth in Section 6.2(b) or Section 6.3(b), as applicable, to be deemed not to be satisfied and it being further understood that neither party nor their Affiliates shall be required to expend any money other than for filing fees or expenses or de minimis costs or expenses or agree to any restrictions to obtain any such Permits, consents, approvals, registrations or authorizations).  Subject to applicable laws relating to the exchange of information, the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Seller, the Company or Purchaser, as the case may be, and any of their respective Affiliates, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the transactions contemplated hereby (other than, with respect to filings under the HSR Act and filings with Alcoholic Beverage Authorities, proprietary business information that is not customarily exchanged between parties in a transaction such as the transactions contemplate hereby).  In exercising the foregoing right, each party shall act reasonably and as promptly as practicable.

(b)  Seller shall cause the Company to, and Purchaser shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, executive officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Purchaser or the Company or Seller to any third party and/or any Governmental Entity in connection with the transactions contemplated by this Agreement.

(c)  Within three (3) Business Days of the date hereof, Purchaser and Seller together with the Persons that are required to join such filings, shall file any Premerger Notification and Report Forms required to be filed with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice in order to comply with the HSR Act promptly after the date hereof (the “HSR Submission”).  All required filing fees shall be paid by the party making the filing.  Purchaser shall, and Seller shall cause each Acquired Company to, furnish promptly all materials thereafter required by any of the Governmental Entities having jurisdiction over such filings.  Purchaser shall, and Seller shall cause each Acquired Company to, take all reasonable actions and shall file and use its good faith best efforts (i) to have declared complete all documents and notifications with any such Governmental Entity, as may be required under the HSR Act and (ii) to obtain an early termination of the applicable waiting period.  Each party shall promptly inform the other party of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Entity regarding any such filings or any such transaction.  Neither party will withdraw the HSR Submission without the written consent of the other party.

(d)  Each of Purchaser and Seller, on behalf of the Company, shall use good faith best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”).  In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Purchaser and Seller shall cooperate and use its reasonable best efforts to vigorously contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of any such transaction.  Each of Purchaser and Seller shall use its good faith best efforts to take such action as may be required or advisable to cause the expiration of the waiting periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

(e)  Seller and Purchaser each shall keep each other apprised of the status of matters relating to completion of the transactions contemplated hereby.  Each party may, in its reasonable discretion, furnish the other party with copies of all filings, correspondence, notices or other communications sent or received (including file memoranda evidencing telephonic conferences) by Seller, the Company or Purchaser, as the case may be, or by any of their respective Affiliates, to or from representatives of either the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other Governmental Entity, with respect to the transactions contemplated by this Agreement, except for documents filed pursuant to Item 4(c) of the Notification and Report Form or communications regarding the same.  Seller and Purchaser each shall give prompt notice to the other upon becoming aware of, including a reasonably detailed statement of the relevant facts relating to:  (i) the occurrence or nonoccurrence of any event which would reasonably be likely to cause any representation or warranty of such party contained in this Agreement or the Company Disclosure Schedule to be untrue or inaccurate in any material respect, such that the condition set forth in Section 6.2(a) or Section 6.3(a), as applicable, would not be satisfied as of the date of such event or as of the Closing Date; (ii) any failure of the Company, Seller or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; or (iii) the occurrence or nonoccurrence of any event which would reasonably be likely to cause any condition to the obligations of any party to effect the transactions contemplated hereby not to be satisfied.

(f)  Seller may, from time to time prior to or at the Closing, by notice in accordance with the terms of this Agreement, supplement or amend any Company Disclosure Schedule hereto (any such notice, a “Schedule Update”), including one or more supplements or amendments to correct any matter which would constitute a breach of any representation, warranty, covenant or obligation contained herein.  No such Schedule Update shall be deemed to cure any breach for purposes of Section 6.2, and no such Schedule Update shall be deemed to supplement or amend the Company Disclosure Schedule for the purpose of determining the accuracy of the representations and warranties made by Seller in this Agreement for purposes of Section 8.2(a).  Any such Schedule Update will be effective to cure and correct for all other purposes any inaccuracy in or breach of any representation, warranty, covenant or obligation which would have existed if Seller had not made provided such Schedule Update, and, subject to the immediately preceding sentence, all references to the Company Disclosure Schedule hereto which is supplemented or amended as provided in this Section 5.3(f)  shall for all purposes after the Closing be deemed to be a reference to such Company Disclosure Schedule as so supplemented or amended.

(g)  Notwithstanding anything in this Section 5.3 to the contrary, neither Purchaser nor Seller shall be required to divest, hold separate or license any of its or its Affiliates’ business, assets or product lines or to take any action or accept any limitations on its or its Affiliates’ business, assets or operations or agree to do any of the foregoing.

5.4  Confidentiality.  Seller shall use commercially reasonable efforts to ensure that all information concerning the Acquired Companies with which Seller and its Affiliates, any of their respective employees, attorneys, agents, investment bankers, or accountants may now possess or may hereafter create or obtain relating to the financial condition, results of operations, business, properties, assets, liabilities or future prospects of the Acquired Companies or relating to the assets of the Acquired Companies or any customer or supplier of the Acquired Companies shall not be published, disclosed, or made accessible by any of them to any other Person at any time or used by any of them without the prior written consent of Purchaser; provided, however, that the restrictions of this provision shall not apply (i) as may otherwise be required by law, (ii) as may be necessary or appropriate in connection with the enforcement of this Agreement, or (iii) to the extent such information shall have otherwise become publicly available other than as the result of a breach by Seller of its obligations under this Agreement.  The restrictions of this Section 5.4 shall survive for a period of two (2) years following the Closing.

5.5  Use of Name.

(a)  Immediately following the Closing, Purchaser shall take any and all actions necessary, including amending the Company’s certificate of incorporation, to change the Company’s name to a name that does not include “Beam” and shall record that name change with all appropriate authorities, including but not limited to the U.S. Patent and Trademark Office.

(b)  As soon as practicable, and in any event within thirty (30) days following the Closing, Purchaser shall cease, and cause each Acquired Company to cease, in any manner whatsoever to use or display any trade or service marks, trade or service names or logos used or held by Seller or any of its Affiliates or any confusingly similar mark, name, or logo, including, without limitation, the Beam Names.  In particular, following the Closing, Purchaser shall not use, and shall cause each Acquired Company not to use, the Beam Names and for this purpose Purchaser hereby undertakes to ensure that all publicly visible references to the Beam Names and other trade or service names and assets or logos of Seller and its Affiliates are removed from all signage and from any material or asset of each Acquired Company or relating to the business of any Acquired Company.    Likewise, as soon as practicable, and in any event within thirty (30) days following the Closing, Seller shall cease, and shall cause each of Seller’s Affiliates to cease, in any manner whatsoever to use or display the Acquired Companies’ Brands and Domain Names.

(c)  Following the Closing, Purchaser agrees that no brochures, leaflets, packaging, stationery, purchase orders, invoices, receipts or other similar documents containing any reference to the Beam Names shall be printed, ordered or produced and shall cause the Company and its Subsidiaries not to print, order or produce any such materials.  As soon as practicable, and in any event within sixty (60) days following the Closing, Purchaser shall, and shall cause the Company and its Subsidiaries to, cease to use any brochure, leaflet, packaging, stationery, purchase order, invoice, receipt or other similar document containing any reference to the Beam Names or shall only use such materials after having deleted, pasted over or placed a sticker over such references.

(d)  Following the Closing, except as otherwise provided herein, none of Purchaser, the Acquired Companies or any of their Affiliates shall have any rights to use any trademarks, trade names, logos, or any contraction, abbreviation, or simulation thereof, of Seller or any of its Affiliates, and Purchaser shall not, and shall cause the Acquired Companies and Purchaser’s Affiliates not to, hold itself or themselves out as having any affiliations with Seller or any of its Affiliates.  Without limiting the generality of the foregoing, Purchaser expressly agrees that neither it nor any of its Affiliates nor the Acquired Companies is acquiring any rights to or interest in the name or mark “Beam,” “Cockburn’s,” “Harveys” or “Roth” or any variation thereof or any rights associated therewith, all of which are retained by Seller and its Affiliates.

5.6  Access; Confidentiality

(a)  Upon reasonable notice to Seller and subject to the prior written consent of Allan Snape or Anthony Trotta (which shall not be unreasonably withheld or delayed), Seller shall cause each Acquired Company to afford the officers, employees, counsel, accountants and other authorized representatives (“Representatives”) of Purchaser reasonable access, during normal business hours throughout the period prior to the Closing, to the executive officers, properties, books, contracts and records of each Acquired Company and, during such period, shall furnish promptly to the Representatives all information concerning the business, properties, results of operations and personnel of the Acquired Companies as may reasonably be requested; provided, however, that Seller may restrict the foregoing access to the extent that (i) in the reasonable judgment of Seller, any law, treaty, rule or regulation of any Governmental Entity applicable to an Acquired Company or Seller requires Seller or an Acquired Company to restrict or prohibit access to any such properties or information, (ii) in the reasonable judgment of Seller, the information is subject to confidentiality obligations to a third party, (iii) such disclosure would result in disclosure of any Trade Secrets of third parties, or (iv) disclosure of any such information or document could result in the loss of attorney-client privilege; provided, however, that with respect to this clause (iv), Seller and/or its counsel shall use their reasonable efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to avoid the loss of attorney-client privilege; and provided further that as a condition to such access, Purchaser hereby agrees (x) that Purchaser and its Representatives shall not interfere with the operations of the properties, (y) to pay for the cost to repair any damage caused by Purchaser or its Representatives and (z) to indemnify, defend and hold Seller and the Acquired Companies harmless with respect to any personal injury or property damage arising from or relating to entry on the Real Property by Purchaser or its Representatives.  All requests for information and access made pursuant to this Section 5.6 shall be made in writing directed to Allan Snape or Anthony Trotta. Further, Purchaser shall not contact any supplier or customer of an Acquired Company without obtaining prior written consent of an executive officer of Seller, provided, however, that Purchaser shall not be prohibited from contacting any supplier or customer of an Acquired Company that is also a supplier or customer of Purchaser or its Affiliates with regard to matters unrelated to this Agreement.  The parties hereto will hold any such information which is nonpublic in confidence pursuant to the terms of the confidentiality agreement, dated August 30, 2007, between an Affiliate of Seller and Purchaser (the “Confidentiality Agreement”) and the parties hereby acknowledge that Seller is a third party beneficiary of such agreement.

(b)  From and after the Closing, Purchaser shall preserve and retain (and cause each Acquired Company to preserve and retain) all information and books and records of the Acquired Companies, including accounting, legal, personnel, auditing and other books and records and any documents relating to any governmental or non-governmental claims, actions, suits, proceedings or investigations with respect to an Acquired Company or the business of an Acquired Company on or prior to the Closing Date in a manner consistent with Purchaser’s document retention policies.

(c)  In the event and for so long as Seller is contesting or defending against or prosecuting any third-party charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand relating to the indemnification matters provided for in Section 8.2, Purchaser will (and will cause each Acquired Company to) (i) fully cooperate with Seller and its counsel in, and assist Seller and its counsel with, the contest, defense or prosecution, (ii) make available its personnel (including for purposes of fact finding, consultation, interviews, depositions and, if required, as witnesses), and (iii) provide such information, testimony and access to its books and records, in each case as shall be reasonably requested in connection with the contest, defense or prosecution.

(d)  Seller shall reimburse Purchaser for reasonable out-of-pocket administrative costs and expenses incurred at the request of Seller in assisting Seller pursuant to subsection (c) of this Section 5.6.  No party shall be required by this Section 5.6 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations.  Any information received by any party pursuant to this Section 5.6 shall be subject to the Confidentiality Agreement.

5.7  Publicity

(a)  .Seller and Purchaser shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to this Agreement and the transactions contemplated hereby and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange) with respect thereto, except as may be required by applicable law or by obligations pursuant to any listing agreement with or rules of any national securities exchange.  Nothing contained in this Agreement shall prohibit the Company, Seller or Purchaser from publicly disclosing this Agreement to the extent such disclosure is required under applicable law or by obligations pursuant to any listing agreement with, or any rules of, any national securities exchange.

5.8  Employee Benefits.

(a)  Except for those employees listed on Section 5.8 of the Company Disclosure Schedule who become employees of the Seller or its Affiliates (other than any Acquired Company) at or prior to the Closing, Purchaser agrees to continue the employment of, and retain on the payroll of the Acquired Companies, all of the employees of each Acquired Company immediately prior to the Closing (each, a “Company Employee”) through December 31, 2007; provided, however, Purchaser may terminate one or more Company Employees in the ordinary course provided that the aggregate number of Company Employees terminated on or prior to December 31, 2007 shall not exceed two percent (2%) of the number of Company Employees immediately prior to the Closing.  For a period of at least twelve (12) months following the Closing, Purchaser shall cause the Acquired Companies to provide the Company Employees with (i) retirement and welfare benefit plans and other fringe benefits that are no less favorable in the aggregate than the benefits that the Acquired Companies and their Affiliates provided to the Company Employees under the Benefits Plans prior to the Closing Date (“Purchaser Plans”); and (ii) the severance benefits pursuant to the severance program maintained by the Acquired Companies as of the Closing; and (iii) the compensation provided pursuant to the Beam Wine Estates, Inc. Long-Term Incentive Plan as of the Closing for any cycle including the 2007 year in accordance with the terms of such plan, except as otherwise provided in Section 5.8(h).  Purchaser shall cause the Acquired Companies to continue to be obligated and liable for any accrued and unpaid vacation and sick leave of the Company Employees. To the extent Purchaser’s retirement and welfare benefit plans and other fringe benefits are less favorable than required by this Section 5.8(a), Purchaser may determine alternative or additional compensation reasonably designed to compensate Company Employees such that the aggregate benefits provided to such Company Employees are no less favorable than those required by this Section 5.8(a).

(b)  Following the Closing, Purchaser shall cause service performed by Company Employees for the Acquired Companies (or any predecessor entities) to be taken into account for purposes of determining eligibility, accruals, and vesting under Purchaser’s employee benefit plans, programs and arrangement, including all benefit programs defined under Section 3(3) of ERISA to the extent such service was credited by the Acquired Companies under similar Benefit Plans.  Notwithstanding the foregoing, nothing in this Section 5.8(b) shall be construed to require crediting of service that would result in (i) duplication of benefits, or (ii) service credit under a newly established plan for which prior service is not taken into account, in each case unless otherwise required by law.

(c)  From and after the Closing, Purchaser shall (i) caused to be waived any pre-existing condition limitations under welfare benefit plans, programs or policies of Purchaser or its Subsidiaries in which Company Employees participate after the Closing, and (ii) cause to be credited under Purchaser’s welfare plans, programs or policies that cover Company Employees any deductibles and out-of-pocket expenses, co-pays and similar payments incurred by such employees and their beneficiaries and dependents under a comparable Benefit Plan in the plan year which contains the Closing Date.

(d)  Seller will transfer the aggregate health care flexible spending account balances and the aggregate dependent care flexible spending account balances of Company Employees under the Seller-Sponsored Benefit Plans to the health care flexible spending plan and dependent care flexible spending plan, respectively, maintained by Purchaser or the Company, as applicable, not later than thirty (30) days following the Closing Date.  The health care flexible spending plan and dependent care flexible spending plan maintained by Purchaser or the Company, as applicable, shall provide for the health care reimbursement and dependent care reimbursement benefits for the Company Employees under those plans, respectively, for the remainder of the current plan years of those plans; provided, however, that each such affected Company Employee receives the appropriate credit (or debt) for his or her transferred recordkeeping balances under Purchaser’s applicable flexible spending plan for such year.  Seller shall not be responsible for the provision of the health care reimbursement and dependent care reimbursement benefits to the Company Employees following the transfer of the health care flexible spending account balances and dependent care flexible spending account balances of the Company Employees to the Purchaser’s plans.

(e)  Seller shall assume and be solely responsible for complying with the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) including, without limitation, the provisions of continuation coverage with respect to all current and former employees of the Acquired Companies, and their spouses and dependents, for whom a qualifying event occurs or has occurred prior to the Closing.

(f)  Within a reasonable time, but not exceeding 120 days, following the Closing Date, Purchaser shall designate or establish one or more defined contribution plans to receive a transfer of account balances of the Company Employees maintained under the Seller 401(k) Plan.  As soon as reasonably possible after the requirements set forth in the preceding sentence are satisfied, Seller shall cause the portion of the Seller 401(k) Plan representing the vested and unvested account balances of the Company Employees to be transferred or spun off to the plan(s) designated or established by Purchaser pursuant to the first sentence of this paragraph.  Seller and Purchaser shall take all steps necessary or appropriate to carry out the plan-to-plan transfer or spin off contemplated by this paragraph (which shall be made in cash or securities as mutually agreed to by Seller and Purchaser), including but not limited to, providing any advance notice to participants and beneficiaries of the Seller 401(k) Plan and filing any advance notices required by any federal laws, including the Code and the regulations issued thereunder.  Purchaser and Seller shall make such transfer in compliance with all applicable laws and shall take any and all steps necessary or appropriate to maintain the tax-qualified status of any plan(s) (and the related tax-exempt status of the accompanying trust(s)) designated or maintained pursuant to this paragraph.  Seller shall not accelerate the vesting of any Company Employee in his/her benefit under the Seller 401(k) Plan.

(g)  Except as otherwise provided in this Section 5.8 and the Transition Services Agreement, the active participation by Company Employees in the Seller-Sponsored Benefit Plans shall terminate effective as of the Closing Date; provided, however, that Seller shall be responsible to provide, or to arrange to provide, all benefits and to pay, or to have paid, all amounts owed under such plans to Company Employees based on their participation in such plans through the Closing Date, in each case, pursuant to the terms and conditions of the Seller-Sponsored Benefit Plans (and as specified in the Disclosure Schedule).

(h)  Seller shall be responsible for and assume all obligations relating to paying any amounts owing under the Beam Wine Estates, Inc. Long-Term Incentive Plan (i) to Company Employees for the cycle 2005 through 2007 as if such Company Employees continued in  active employment through December 31, 2007, and satisfied all other conditions for receiving such awards and (ii) as set forth in Section 5.8(h) of the Company Disclosure Schedule.  As of the Closing Date, Seller shall accrue all amounts payable under the Beam Wine Estates, Inc. Management Incentive Plan through the Closing Date, and Purchaser shall pay amounts due under such plan to the extent so accrued.  Seller shall be responsible for any amounts owed under the Beam Wine Estates, Inc. Management Incentive Plan in excess of those amounts accrued.  Prior to Closing, Seller shall amend the Beam Wine Estates, Inc. Management Incentive Plan to eliminate the restriction that provides that such plan cannot be amended or terminated for certain individuals for twelve (12) months following the Closing.  For the twelve (12)-month period following Closing, Purchaser shall provide Company Employees with annual incentive compensation opportunities that are substantially similar to those provided to employees of Purchaser.

(i)  Notwithstanding any provision in this Agreement or the Transition Services Agreement, nothing herein is intended to or shall be construed to amend, modify or terminate any benefit plan, program or arrangement or to affect Purchaser’s or Seller’s ability to amend, modify or terminate any benefit plan, program or arrangement.

5.9  Expenses.  Whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.  Notwithstanding the foregoing, Purchaser shall reimburse Seller for the reasonable out-of-pocket costs and expenses incurred by Seller in connection with providing the information provided pursuant to Section 5.13 after receipt of reasonable documentation of such costs and expenses.

5.10  Indebtedness.  Prior to the Closing, the Company or Seller shall satisfy, eliminate or cause to be paid all loans owing by the Acquired Companies to Seller or any of its Affiliates or owning to the Acquired Companies by Seller or any of its Affiliates.

5.11  WARN Act Compliance.  For at least ninety-one (91) days following the Closing, Purchaser will cause the Acquired Companies to continue the employment of a legally sufficient number of employees at each “single site of employment” (and at each “facility” and “unit” within each “single site” of employment) so that no Acquired Company shall be deemed to have effected a “plant closing” or “mass layoff” under the Worker Adjustment and Retraining Act, 29 U.S.C. 2101-2109 (the “WARN Act”).  All quoted terms used in this Section 5.11 and not otherwise defined herein shall have the meaning ascribed to such terms under the WARN Act.

5.12  Treatment of Seller Guaranties.  Purchaser shall use its reasonable best efforts to have released and cancelled at the Closing each Seller Guaranty.  If Purchaser is not able to release and cancel such Seller Guaranty, then Purchaser shall, at its election (a) obtain and deliver to Seller at the Closing letters of credit in favor of Seller, on terms and conditions, and from financial institutions, which in each case are reasonably satisfactory to Seller, with respect to all the obligations covered by each Seller Guaranty or (b) otherwise indemnify, defend and hold harmless Seller and each such Affiliate of Seller with respect to all liabilities or expenses that might arise or be incurred by Seller or such Affiliate of Seller with respect to any such Seller Guaranty.  Seller will, and shall cause its Affiliates to, cooperate and use its reasonable best efforts to assist Purchaser in performing its obligations under this Section 5.12.

5.13  Further Assurances; Post-closing Cooperation

(a)  From time to time after the Closing, each of the Seller and Purchaser will execute and deliver such further instruments of conveyance and transfer and take such other action as the other party may reasonably request in order to more effectively convey and transfer the Shares, and to assist in completing the transactions contemplated by this Agreement.

(b)  Except as otherwise provided in Article IX, following the Closing, to the extent permitted under applicable law or third party confidentiality agreements, Seller shall afford the Purchaser and the Acquired Companies, its counsel and its accountants, during normal business hours, reasonable access to the books, records and other data relating to the Acquired Companies in its or its Affiliates’ possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by Purchaser and the Acquired Companies in connection with (i) compliance with the requirements of any Governmental Entity, or (ii) in connection with any actual or threatened action or Governmental Entity proceeding.  Further, Seller agrees for a period extending seven (7) years after the Closing Date not to destroy or otherwise dispose of any such books, records and other data unless such party shall first offer in writing to surrender such books, records and other data to the Purchaser and the Purchaser shall not agree in writing to take possession thereof during the ten (10) day period after such offer is made.

(c)  Except as otherwise provided in Article IX, if, in order to properly prepare documents or reports required to be filed with Governmental Entity or its financial statements or to fulfill its obligations hereunder, it is necessary that Purchaser or Acquired Company be furnished with additional information, documents or records relating to the Acquired Companies not referred to in paragraph (b) above, and such information, documents or records are in the possession or control of Seller or an Affiliate thereof, Seller agrees to use their commercially reasonable efforts to furnish or make available such information, documents or records (or copies thereof).

(d)  Following the Closing and upon Purchaser’s request and in connection with its preparation of any audited or unaudited financial statements of the Company and the other Acquired Companies, Seller shall use its good faith best efforts to provide to Purchaser and its Affiliates any information relating to the Acquired Companies determined by Purchaser or its Affiliates to be (a) required by applicable provisions of the Securities Laws to be included in any filings to be made by Purchaser or its Affiliates with the Securities and Exchange Commission, or (b) required by GAAP or applicable Securities Laws to be included in the financial statements of Purchaser or its Affiliates.  Such information shall be provided to Purchaser or its Affiliates as soon as practicable after Purchaser’s request, but in no event later than ninety (90) days after such request for information relevant to Purchaser’s preparation of audited financial statements or forty-five (45) days after such request for information relevant to Purchaser’s preparation of unaudited financial statements or other information.  With respect to any audited financial statements or other information derived therefrom, Seller shall use commercially reasonable efforts to cause its outside independent public accountants to (i) deliver such consents and comfort letters as are required by applicable Securities Laws or are customary as promptly as reasonably practicable, but in no event later than the date the corresponding audited financial statements or other information is required to be provided, and (ii) make available to Purchaser, any Affiliate of Purchaser, any lender, any underwriter and their respective advisors its work papers or other materials in its possession relating to such financial statements or other information and to otherwise cooperate in any due diligence investigation.  Purchaser shall promptly reimburse Seller and its Affiliates for any and all out-of-pocket costs (exclusive of internal costs) incurred by Seller or any of the Affiliates in connection with the actions contemplated under this Section 5.13.

5.14  Acquisition Transactions.  Seller shall not authorize or permit any officer, director, employee, investment banker, financial advisor, attorney, accountant or other agent or representative retained by or acting for or on behalf of Seller to initiate or solicit an Acquisition Transaction, or intentionally encourage any unsolicited Acquisition Transaction, by any Person, or group.  Seller will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted on or prior to the date of this Agreement heretofore with respect to any Acquisition Transaction.  As used in this Agreement, “Acquisition Transaction” means any merger, consolidation or other business combination or transaction involving the acquisition of the Acquired Companies or acquisition of the equity securities or substantially all of the Acquired Company Assets (other than sales of Inventory in the ordinary course of business), whether for cash, securities or any other consideration or combination thereof, other than pursuant to this Agreement.

5.15  Inventory.   The Acquired Companies shall not ship Inventory in excess of the shipments contemplated in Seller’s 2007 shipment plan, which calls for shipment of an aggregate of 2,735,000 9-litre cases during the fiscal year ended December 31, 2007.

5.16  Owens-Illinois Glass Company

(a)  .  The Company shall use its best efforts to enter into a contract for the supply of glass from Owens-Illinois Glass Company on substantially similar terms to those attached hereto as Exhibit A with such changes, insertions or omissions as the Company, in its sole discretion determines to be in the best interests of the Company.

5.17  Insurance.  The Acquired Companies will use commercially reasonable efforts to maintain coverage under the insurance policies listed in Section 3.18 of the Company Disclosure Schedule for occurrences on or prior to the Closing Date subject to availability of such coverage at reasonable cost as determined in Seller’s sole discretion.  Seller will use commercially reasonable efforts to assist any Acquired Company making a claim for coverage under such policies after the Closing Date for an occurrence prior to the Closing Date.

5.18  Funding

(a)  Notwithstanding anything contained herein to the contrary, upon the satisfaction of the conditions to Purchaser’s obligations to close set forth in Sections 6.1 and 6.2, Purchaser shall pay the Purchase Price in cash and consummate the Closing in the manner set forth in Section 7.1.  Purchaser’s covenant under this Section 5.18(a) is absolute and unconditional.

(b)  Notwithstanding anything contained herein to the contrary, upon the satisfaction of the conditions to Seller’s obligations to close set forth in Sections 6.1 and 6.3, Seller shall deliver the Shares and consummate the Closing in the manner set forth in Section 7.1.   Seller’s covenant under this Section 5.18(b) is absolute and unconditional.

(c)  Prior to the earlier of (i) Closing Date and (ii) December 17, 2007, Purchaser shall, and shall cause its Affiliates, not to announce or close or enter into any agreement or understanding to acquire the assets or equity of any other entity or Person relating to wine that would require a filing in order to comply with the HSR Act, whether by means of merger, consolidation or other business combination or transaction, whether for cash, securities or any other consideration or combination thereof.

5.19  Transition Services Agreement.  From and after the date hereof until the Closing, the parties shall negotiate in good faith and use all reasonable efforts to agree upon and execute a transition services agreement for the services set forth in Exhibit B attached hereto on customary terms and conditions mutually acceptable to the parties.

5.20  Intercompany Agreements.  On or prior to the Closing, Seller shall terminate, or cause to be terminated, any contract between an Acquired Company and the Seller or any of its Affiliates (other than an Acquired Company).

5.21  Membership Interests.  Prior to the Closing, Seller shall use all commercially reasonable efforts to cause the membership interests in Roth Vodka, LLC held by any Acquired Company and the Agency Brand Development and Marketing Agreement, dated March 13, 2006, to be transferred to Seller or one of its Affiliates (other than an Acquired Company).

5.22  Lion Distribution Agreement.  Following the Closing, to the extent LNWGAL pays the Company (or any of its Affiliates) the Business Interest Realisation Amount or Product/Brand Value Amount (as such terms are defined in the Lion Distribution Agreement), the Company shall promptly remit such amounts to Seller.

ARTICLE VI

Conditions

6.1  Conditions to Each Party’s Obligations.  The respective obligation of each party to consummate the transactions contemplated hereby is subject to the fulfillment, satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)  HSR Act.  All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated without action by the Antitrust Division of the United States Department of Justice or the Federal Trade Commission to prevent consummation of the transactions contemplated by this Agreement.

(b)  Alcoholic Beverage Authorities.  The parties shall have made all filings with and provided all notices to, and shall have obtained all consents required by, Alcoholic Beverage Authorities that are required to be made or obtained prior to the Closing, except where the failure to have made any such filings or obtained any such consents would not have a Material Adverse Effect on the Company.

(c)  No Order.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the transactions contemplated hereby illegal or otherwise prohibiting or preventing the consummation of the transactions contemplated hereby.

6.2  Conditions to Purchaser’s Obligations.  Purchaser’s obligation to consummate the transactions contemplated hereby shall be subject to the fulfillment or satisfaction of the following conditions, any of which may be waived in writing by Purchaser in whole or in part:

(a)  Representations and Warranties.  Each of the representations and warranties of Seller contained in this Agreement, when read without qualification as to materiality or Material Adverse Effect, shall have been true and correct on the date of this Agreement and shall be true and correct on and as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)  Covenants.  Seller shall have performed and complied in all material respects with all the material agreements and covenants contained herein that are required to be performed by it prior to or at the Closing.

(c)  Closing Documents.  The Company and Seller shall have executed and delivered the closing documents set forth in Section 7.2 to be delivered by the Company and Seller.

6.3  Conditions to Seller’s Obligations.  Seller’s obligation to consummate the transactions contemplated hereby shall be subject to the fulfillment or satisfaction of the following conditions, any of which may be waived in writing by Seller in whole or in part:

(a)  Representations and Warranties.  Each of the representations and warranties of the Purchaser contained in this Agreement, when read without qualification as to materiality or Material Adverse Effect, shall have been true and correct on the date of this Agreement and shall be true and correct on and as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

(b)  Covenants.  Purchaser shall have performed and complied in all material respects with all the material agreements and covenants contained herein that are required to be performed by it prior to or at Closing.

(c)  Closing Documents/Payments.  Purchaser shall have executed and delivered the closing documents and other deliverables set forth in Section 7.2 to be delivered by Purchaser.

ARTICLE VII

Closing

7.1  Closing.  The Closing shall take place at 10:00 a.m. on a date to be specified by the parties hereto, after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at Closing), and on such date which is the earlier of (a) the fifth Business Day after satisfaction or waiver of the conditions set forth in Section 6.1(a) if such conditions are satisfied or waived on or prior to December 17, 2007, and (b) December 28, 2007, at the offices of Pillsbury Winthrop Shaw Pittman LLP, 50 Fremont Street, San Francisco, California, or at such other date, time and place as the parties may agree (the “Closing Date”); provided, however, that the Closing shall not occur prior to December 3, 2007.  In the event the conditions set forth in Section 6.1(a) are satisfied after December 17, 2007, and subject to Article X, the Closing shall occur as soon as possible thereafter, and in any event no later than the second Business Day after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at Closing).

7.2  Deliveries.  At or prior to the Closing:

(a)  Seller Resolutions.  Seller shall deliver to Purchaser copies of the resolutions of the Board of Directors of Seller, authorizing the execution, delivery and performance of this Agreement, and the incumbency of the persons executing this Agreement and other documents on behalf of Seller, all certified by an executive officer of Seller.

(b)  Purchaser Resolutions.  Purchaser shall deliver to Seller copies of the resolutions of the Board of Directors of Purchaser, authorizing the execution, delivery and performance of this Agreement, and the incumbency of the persons executing this Agreement and other documents on behalf of Purchaser, all certified by an executive officer of Purchaser.

(c)  Certificate of Seller.  Seller shall deliver to Purchaser a certificate executed by an executive officer of Seller attesting to Seller’s compliance with the matters set forth in Section 6.2(a) and (b).

(d)  Certificate of Purchaser.  Purchaser shall deliver to Seller a certificate executed by an executive officer of Purchaser attesting to Purchaser’s compliance with the matters set forth in Section 6.3(a) and (b).

(e)  Director Resignations.  Seller shall deliver to Purchaser resignations, effective as of the Closing, of each of the members of the board of directors of each Acquired Company.

(f)  Delivery of Share Certificates.  Seller shall deliver to Purchaser the certificates representing the Shares, endorsed in blank or accompanied by duly executed assignment documents.

(g)  Good Standing Certificates.  Seller shall deliver to Purchaser for Seller and each Acquired Company that is a Delaware corporation a Certificate of Good Standing from the Secretary of State of the State of Delaware and for each Acquired Company that is a California corporation a Certificate of Good Standing from the Secretary of State of the State of California in each case dated as of, or no more than five (5) Business Days prior to, the Closing Notice Date.  Purchaser shall deliver to Seller a Certificate of Good Standing from the Secretary of State of the State of Delaware dated as of, or no more than five (5) Business Days prior to, the Closing Notice Date.

(h)  Form 8023.  Purchaser shall have delivered to Seller within the time period specified in Section 9.1(b) an executed Form 8023 and Seller shall deliver to Purchaser such Form 8023 executed by Seller.

(i)  FIRPTA Documentation.  Seller shall deliver to Purchaser a certificate of non-foreign status described in Treasury Regulations Section 1.1445-2(b)(2).

(j)  Payment of Purchase Price.  Purchaser shall pay to Seller by wire transfer of immediately available funds an amount equal to the Purchase Price (i) plus the amount, if any, by which the Estimated Closing Net Working Capital is greater than the Base Amount, or less the amount, if any, by which the Estimated Closing Net Working Capital is less than the Base Amount, as applicable and (ii) plus the amount, if any, by which the Estimated Cash Balance is greater than zero, or less the amount, if any, by which the Estimated Cash Balance is less than zero (the “Closing Purchase Price”).

ARTICLE VIII

Indemnification

8.1  Survival.  The representations and warranties of the parties hereto contained herein shall survive the Closing for a period of eighteen (18) months after the Closing; provided, however, that the representations and warranties contained in Section 3.24 (Environmental) shall survive the Closing and continue until two (2) years following the Closing, the representations and warranties contained in Section 3.20 (Employee Benefit Plans) shall survive the Closing and continue until two (2) years following the Closing, the representations and warranties contained in Section 3.23 (Taxes) shall survive the Closing and continue until the expiration of the applicable statutes of limitations with respect to the Tax liabilities in question (giving effect to any waiver, mitigation or extension thereof and except for claims that have been asserted prior to that time), and the representations and warranties contained in Sections3.1 (Organization and Qualification), 3.2 (Authority), 3.4 (Title to Shares), 3.5 (Capitalization), 4.1 (Organization and Qualification), and 4.2 (Authority) shall survive indefinitely. Neither Seller nor Purchaser shall have any liability with respect to any claim for breach of any representation or warranty unless notice of such claims as provided herein is first given before the end of the survival period specified therefor in this Section 8.1 and such notice specifies in reasonably sufficient detail the matter giving rise to the claim, the nature of the claim and, so far as practicable, the amount claimed.

8.2  Indemnification by Seller.  Subject to Section 8.1 and Section 8.4, from and after the Closing, Seller agrees to indemnify Purchaser and its Affiliates (each, a “Purchaser Indemnified Party”) against, and agrees to hold Purchaser and its Affiliates harmless from, any and all losses, liabilities, claims, damages, penalties, fines, reasonable costs and reasonable expenses (including the reasonable fees and expenses of counsel) (“Losses”) incurred or suffered by Purchaser or its Affiliates:

(a)  to the extent arising out of any breach of or any inaccuracy in any representation or warranty made by Seller in this Agreement; provided that, for purposes of Purchaser Indemnified Parties’ rights to indemnification pursuant to this Section 8.2(a), the representations and warranties of Seller (other than the representations and warranties contained in (i) the final sentence of Section 3.8 (Financial Statements), (ii) Section 3.9 (Undisclosed Liabilities), (iii) Section 3.10(b) (Absence of Certain Developments), (iv) the first sentence of Section 3.11(b) (Properties; Leases); or (v) Section 3.12(a)(vi) or (ix) (Contracts) and the use of the defined term “Permitted Encumbrances”), shall not be qualified by any references therein to materiality (including references to “Material Adverse Effect”) as if such qualifications were deleted from such representation or warranty; or

(b)  to the extent arising out of any breach of or failure by Seller to perform any covenant or obligation of Seller contained in this Agreement; or

(c)  to the extent arising out of or relating to a Seller-Sponsored Benefit Plan, and Seller’s responsibilities and obligations provided in Section 5.8(h) hereof; or

(d)  to the extent arising out of (i) any Tax liability of any Acquired Company relating to any Tax period that ends on or prior to the Closing Date or the portion of a Straddle Period that ends on or prior to the Closing Date (calculated pursuant to Section 9.6) and (ii) all Taxes that are attributable to Seller or any member of a Tax Group of which Seller or any Affiliate of Seller (other than an Acquired Company) is a member prior to the Closing Date that is imposed under Treasury Regulation Section 1.1502-6 (or any similar provision of law) by reason of such Acquired Company being a member of the Tax Group; or

(e)  to the extent arising out of or relating to any of the following which occurred after the Applicable Environmental Date and prior to or as of the Closing Date, other than matters disclosed on Section 3.24 of the Company Disclosure Schedule:  (i) any Release of a Hazardous Substance at, from, under or in (x) any Owned Real Property or Leased Real Property, or (y) any real property formerly owned by any Acquired Company, which release occurred after the Applicable Environmental Date but prior to or as of the date the Acquired Company disposed of or was no longer the lessee of such real property, and including any Releases which began prior to the Closing Date and which continue after the Bring Down Date; (ii) Seller’s or any Acquired Company’s noncompliance with or violation of any applicable Environmental Law prior to or as of the Closing Date; or (iii) the Release, treatment, storage, disposal, transportation, or recycling of any Hazardous Substance at locations other than Owned Real Property or Leased Real Property prior to the Bring Down Date, including but not limited to claims, orders, notices, proceedings and complaints, whether administrative, judicial or otherwise, issued or brought by a Governmental Entity or third party seeking penalties, damages (including natural resource damages) or injunctive relief under an Environmental Law.  Notwithstanding any other provision of this Agreement, Seller’s indemnity obligation under this Section 8.2(e) shall not exceed an amount equivalent to the liability Seller would have to a Governmental Entity or a third party under applicable Environmental Law for matters falling within the scope of this subsection; or

(f)  relating to any breach of the Lion Distribution Agreement resulting from the consummation of the transactions contemplated by this Agreement and Purchaser becoming an “Affiliate” of the Company as defined under such agreement.

8.3   Indemnification by Purchaser.  From and after the Closing, Purchaser agrees to indemnify Seller and its Affiliates (each, a “Seller Indemnified Party”) against, and agrees to hold Seller and its Affiliates harmless from, any and all Losses incurred or suffered by Seller or its Affiliates:

(a)  to the extent arising out of any breach of or any inaccuracy in any representation or warranty made by Purchaser in this Agreement; provided that, for purposes of Seller Indemnified Parties’ rights to indemnification pursuant to this Section 8.3(a), the representations and warranties of Purchaser shall not be qualified by any references therein to materiality (including references to “material,” “Material Adverse Effect” or “material adverse effect”) as if such qualifications were deleted from such representation or warranty

(b)  to the extent arising out of any breach of or failure by Purchaser to perform any covenant or obligation of Purchaser contained in this Agreement;

(c)  to the extent arising out of any Tax liability of any Acquired Company for any Tax period that commences after the Closing Date or the portion of a Straddle Period that commences after the Closing Date (calculated pursuant to Section 9.6);

(d)  to the extent arising out of or related to any WARN Act liability related to the consummation of the transactions hereunder and the subsequent actions of Purchaser; and

(e)  after the Closing relating to the operation of the business of an Acquired Company, other than Losses relating to facts or the occurrence or nonoccurrence of events that constitute a breach of the representations and warranties of Seller hereunder.

8.4  Limitations on Liability of Seller.  Notwithstanding any other provision of this Agreement or any right or remedy available under any law, from and after the Closing:

(a)  Subject to Section 8.4(e), the Purchaser Indemnified Parties shall have the right to payment by Seller under Section 8.2 only when the Purchaser Indemnified Parties shall have incurred an aggregate indemnifiable Loss or Losses in excess of $6,633,750 (the “Indemnity Threshold”).  Once the aggregate amount of indemnifiable Loss or Losses under Section 8.2 exceeds the Indemnity Threshold, Seller, subject to the other limitations of this Article VIII, shall be required to provide indemnification for all indemnifiable Losses from the first dollar.  No claim for any individual Loss or related series of Losses shall be asserted for any purpose hereunder unless the amount of such claim equals or exceeds $100,000.

(b)  Subject to Section 8.4(e), Seller shall have no liability for Loss or Losses under this Agreement in excess Eighty-Eight Million Four Hundred and Fifty Thousand Dollars ($88,450,000) in the aggregate (the “Indemnity Cap”).

(c)  From and after the Closing, the sole and exclusive liability and responsibility of the parties under or in connection with this Agreement or the transactions contemplated hereby (including for any breach of or inaccuracy in any representation or warranty or for any breach of any covenant or obligation or for any other reason), and the sole and exclusive remedy of the parties with respect to any of the foregoing, shall be as set forth in this Article VIII.  To the extent that a  party has any Losses for which it may assert any other right to indemnification, contribution or recovery from the other party or its Affiliates (whether under this Agreement or under any common law theory or any statute or other law), that party hereby waives, releases and agrees not to assert such right, and that party agrees to cause each of its Affiliates to waive, release and agree not to assert such right, regardless of the theory upon which any claim may be based, whether contract, equity, tort, fraud, warranty, strict liability or any other theory of liability.

(d)  Notwithstanding anything contained herein to the contrary, neither Seller nor any of its Affiliates shall have any liability under or otherwise in connection with this Agreement or the transactions contemplated hereby for any Loss (i) to the extent arising as a result of any action taken or omitted to be taken by Purchaser or any of its Affiliates, or (ii) to the extent of a specific accrual or reserve on or in the Final Statement of Working Capital or to the extent of a specific liability on or in Final Statement of Working Capital.  In no event shall Seller or any of its Affiliates have any liability under this Agreement or otherwise in connection with the transactions contemplated hereby for special, speculative, incidental, exemplary, punitive, indirect or consequential damages or for lost profits.

(e)  The limitations in Section 8.4(a) and (b) shall not apply to Losses pursuant to Section 8.2(b) or Section 8.2(d) or resulting from, arising out of, in the nature of, or caused by:

(i)  any fraudulent, willful or intentional breach by a party of any of its representations or warranties set forth herein; or

(ii)  any breach of the representations and warranties set forth in Sections3.1 (Organization and Qualification), 3.2 (Authority), 3.4 (Title to Shares), 3.5 (Capitalization) and 3.23 (Taxes).

(f)  Subject only to the provisions of Section 8.9, after the Closing, Seller shall not have any rights against any Acquired Company for any payments Seller is obligated to make, under this Article VIII of this Agreement.

8.5  Claims.  As promptly as is reasonably practicable after becoming aware of a claim for indemnification under this Agreement not involving a claim, or the commencement of any suit, action or proceeding, of the type described in Section 8.6, but in any event no later than fifteen (15) days after first becoming aware of such claim, the Indemnified Person shall give notice to the Indemnifying Person of such claim, which notice shall specify the facts alleged to constitute the basis for such claim, the representations, warranties, covenants and obligations alleged to have been breached and the amount that the Indemnified Person seeks hereunder from the Indemnifying Person, together with such information as may be necessary for the Indemnifying Person to determine that the limitations in Section 8.4 have been satisfied or do not apply; provided that, the failure of the Indemnified Person to give such notice shall not relieve the Indemnifying Person of its obligations under this Article VIII, except to the extent (if any) that the Indemnifying Person shall have been prejudiced thereby.

8.6  Notice of Third Party Claims; Assumption of Defense.  The Indemnified Person shall give notice as promptly as is reasonably practicable, but in any event no later than fifteen (15) days after receiving notice thereof, to the Indemnifying Person of the assertion of any claim, or the commencement of any suit, action or proceeding, by any Person not a party hereto in respect of which indemnity may be sought under or pursuant to this Agreement (which notice shall specify in reasonable detail the nature and amount of such claim together with such information as may be necessary for the Indemnifying Person to determine that the limitations in Section 8.4 have been satisfied or do not apply); provided, that the failure of the Indemnified Person to give such notice shall not relieve the Indemnifying Person of its obligations under this Article VIII except to the extent (if any) that the Indemnifying Person shall have been prejudiced thereby.  The Indemnifying Person may, at its own expense, (a) participate in the defense of any such claim, suit, action or proceeding and (b) upon notice to the Indemnified Person, at any time during the course of any such claim, suit, action or proceeding, acknowledge its indemnification obligations under this Agreement and assume the defense or investigation thereof with counsel of its own choice and in the event of such acknowledgment and assumption, shall have the exclusive right, subject to clause (i) in the proviso in Section 8.7, to settle or compromise such claim, suit, action or proceeding.  If the Indemnifying Person assumes such defense, the Indemnified Person shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Person.  Whether or not the Indemnifying Person chooses to defend or prosecute any such claim, suit, action or proceeding, all of the parties hereto shall cooperate in the defense or prosecution thereof.

8.7  Settlement or Compromise.  Any settlement or compromise made or caused to be made by the Indemnified Person (unless the Indemnifying Person has the exclusive right to settle or compromise under clause (b) of Section 8.6) or the Indemnifying Person, as the case may be, of any such claim, suit, action or proceeding of the kind referred to in Section 8.6 shall also be binding upon the Indemnifying Person or the Indemnified Person, as the case may be, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise; provided, that (i) no obligation, course of remediation, restriction or Loss shall be imposed on the Indemnified Person as a result of such settlement or compromise without its prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, and (ii) the Indemnified Person will not compromise or settle any claim, suit, action or proceeding without the prior written consent of the Indemnifying Person, which consent shall not be unreasonably withheld, conditioned or delayed.

8.8  Time Limits.  Any right to indemnification or other recovery for breach of representations and warranties under this Article VIII shall only apply to Losses with respect to which the Indemnified Person shall have notified the Indemnifying Person in writing within the applicable survival period for such representations and warranties set forth in Section 8.1.  If any claim for indemnification or other recovery is timely asserted under this Article VIII, the Indemnified Person shall have the right to bring an action, suit or proceeding with respect to such claim within two (2) years after first giving the Indemnifying Person notice thereof, but may not bring any such action, suit or proceeding thereafter.

8.9  Net Losses and Subrogation.

(a)  Notwithstanding anything contained herein to the contrary, the amount of any Losses incurred or suffered by any Indemnified Person shall be calculated after giving effect to (i) any insurance proceeds received by the Indemnified Person (or any of its Affiliates) with respect to such Losses, and (ii) any recoveries obtained by the Indemnified Person (or any of its Affiliates) from any other third party.  Each Indemnified Person shall exercise commercially reasonable efforts to obtain such proceeds, benefits and recoveries.  If any such proceeds, benefits or recoveries are received by an Indemnified Person (or any of its Affiliates) with respect to any Losses after an Indemnifying Person has made a payment to the Indemnified Person with respect thereto, the Indemnified Person (or such Affiliate) shall promptly pay to the Indemnifying Person the amount of such proceeds, benefits or recoveries (up to the amount of the Indemnifying Person’s payment).

(b)  Upon making any payment to an Indemnified Person in respect of any Losses, the Indemnifying Person will, subject to the subrogation rights of any applicable insurance policy maintained by the Indemnified Person, to the extent of such payment, be subrogated to all rights of the Indemnified Person (and its Affiliates) against any third party in respect of the Losses to which such payment relates.  Such Indemnified Person (and its Affiliates) and Indemnifying Person will execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

ARTICLE IX

Tax Matters

The following provisions (which shall take precedence over any other provision of this Agreement in the event of a conflict) shall govern the allocation of responsibility as between Purchaser and Seller for certain Tax matters following the Closing Date:

9.1  Section 338(h)(10) Election

(a)  Seller and Purchaser shall, with respect to the purchase of the Shares, (i) join in making on a timely basis, with respect to all of the Acquired Companies, (A) an election under Section 338(h)(10) of the Code, (B) any election required to be made under state or local law by a taxpayer that has made an election under Section 338(h)(10) of the Code, and (C) any election corresponding to Section 338(h)(10) of the Code under state or local law that is permissive under state or local law (the “Section 338(h)(10) Election”), (ii) provide to the other party (A) the necessary information to permit the Section 338(h)(10) Election to be made and (B) the opportunity to review and approve (such approval not to be unreasonably withheld or delayed) any filings made pursuant to or in furtherance of the Section 338(h)(10) Election (including IRS Form 8883) prior to the making of such filing and (iii) take all actions necessary and appropriate (including filing any necessary forms, returns, elections, schedules and other documents) as may be required to timely effect and preserve (and refrain from taking any actions that interfere with or prevent) the Section 338(h)(10) Election in accordance with the provisions of Section 338(h)(10) of the Code and Treasury Regulation Section 1.338(h)(10)-1 (or any comparable provisions of state or local Tax law).  Notwithstanding any other provision of this Agreement, Seller and its Affiliates (other than the Acquired Companies) shall include any income, gain, loss or deduction resulting from any Section 338(h)(10) Election on its or their Income Tax Returns as required by applicable law, and Purchaser shall have no responsibility for paying Taxes attributable to such income or gain or reimbursing Income Taxes paid with respect to such income or gain.  For purposes of clarity, for purposes of the prior sentence, Taxes resulting from any Section 338(h)(10) Election made in 2007 include, but are not limited to, state or local Taxes due in 2008 Tax Returns to the extent that they are attributable to income and gain resulting from a Section 338(h)(10) Election (e.g., the net income basis of the Ohio corporation franchise tax on the 2008 Ohio corporate franchise tax return and the Texas margin tax or the tax due on net taxable earned surplus on the 2008 Texas corporation franchise tax report, as the case may be).

(b)  Without limitation on any other provision hereof, not fewer than five (5) Business Days prior to the Closing Date, Purchaser shall provide to Seller a fully completed and executed IRS Form 8023, dated as of the Closing Date, in respect of the Section 338(h)(10) Election.  Seller, after reviewing such Form 8023 pursuant to Section 9.1(a)(ii)(B) above, shall execute and deliver to Purchaser at Closing such Form 8023 and Purchaser shall promptly file such form with the appropriate IRS Center and provide Seller with proof of mailing.  No later than 90 days after the Closing Date, or earlier if required under applicable state and local law, Seller and Purchaser shall mutually prepare any forms or schedules similar to IRS Form 8023 that are required for provisions of state or local law that are comparable to Treasury Regulations Section 1.338(h)(10)-1, and Purchaser shall file such form on a timely basis and provide Seller with notice of such filing, in a manner similar to the procedures described in the preceding sentence.

(c)  The “aggregate deemed sales price” (as defined in Treasury Regulation Section 1.338-4) and the “adjusted grossed-up basis” (as defined in Treasury Regulation Section 1.338-5) (the “AGUB”) shall be allocated among the assets of the Acquired Companies (the “Assets”) in accordance with Treasury Regulation Sections 1.338-6 and 1.338-7.  Purchaser shall provide Seller with the amount of Purchaser’s acquisition costs that are to be set forth in box 5b of IRS Form 8883 within 60 days after the Closing Date.  Seller shall provide to Purchaser, and Purchaser and Seller shall mutually determine the AGUB and agree upon, an allocation of the AGUB among the Assets within 120 days after the Closing Date (the “Allocation Schedule”).  If within 30 days of receipt of the Allocation Schedule, the parties do not agree to one or more items to be reflected on the Allocation Schedule, Purchaser and Seller shall negotiate in good faith to resolve such dispute.  If Purchaser and Seller fail to resolve any such dispute within 30 days, the parties shall submit the dispute for resolution to the Arbiter, whose resolution of the dispute shall be conclusive and binding on both parties.  The fees and disbursements of the Arbiter shall be paid 50% by Purchaser and 50% by Seller.  The Allocation Schedule shall be adjusted in accordance with the Arbiter’s resolution of the dispute.  Seller and Purchaser shall file IRS Form 8883 and any other state or local Tax forms required for the Section 338(h)(10) Election in accordance with the Allocation Schedule.  The parties agree not to take any position inconsistent with the Allocation Schedule for Tax reporting purposes.

9.2  Tax Return Filings; Tax Payments

(a)  Seller shall prepare and file or cause to be prepared and filed (i) all Income Tax Returns (including amendments thereto), including Tax Group Income Tax Returns that include Seller or any Affiliate of Seller (other than an Acquired Company) and stand-alone Income Tax Returns required to be filed in respect of any Acquired Company for any Tax period ending on or prior to the Closing Date, and (ii) any stand alone Straddle Period Income Tax Returns required to be filed in respect of any Acquired Company.  Seller shall timely pay or cause to be paid all Taxes shown to be due on such Tax Returns.  Purchaser shall provide to Seller, at Purchaser’s expense and promptly upon request by Seller, any information in Purchaser’s possession necessary for Seller to prepare the Tax Returns described in Section 9.2(a)(ii).

(b)  Purchaser shall prepare and file or cause to be prepared and filed all Tax Returns (including amendments thereto) which are required to be filed in respect of (i) any Acquired Company for any Tax period ending on or prior to the Closing Date (except for Income Tax Returns filed by Seller pursuant to Section 9.2(a)) or any Straddle Period (except for Straddle Period Income Tax Returns to be filed by Seller pursuant to Section 9.2(a)), and (ii) any Acquired Company for any Tax period (other than a Straddle Period) ending after the Closing Date.  Purchaser shall timely pay or cause to be paid all Taxes shown to be due on such Tax Returns.

(c)  Unless Seller and Purchaser otherwise agree in writing, all Tax Returns (including amendments thereto) described in Section 9.2(a) and 9.2(b)(i) filed after the Closing Date, in the absence of a controlling change in law or circumstances, shall be prepared on a basis consistent with the elections, accounting methods, conventions and principles of taxation used for the most recent Tax periods for which Tax Returns involving similar matters have been filed.

(d)  The Acquired Companies will be included in the consolidated federal Income Tax Return that include the Seller for the calendar year 2007 (the “2007 Consolidated Return”) for the Tax period that ends on the Closing Date.  If the Closing occurs, Purchaser shall provide complete information packages (which shall be prepared in accordance with instructions and procedures furnished by Seller), and such other information as Seller may reasonably request, to enable Seller to include the Acquired Companies in the 2007 Consolidated Return (to the extent information was not previously provided to Seller) with respect to such Tax period that ends on the Closing Date.  In the case of the 2007 Consolidated Return, a request for an information package shall be furnished by Seller to Purchaser not later than one month after the Closing Date (unless otherwise agreed by the parties hereto) and the responses to such information package request shall be delivered by Purchaser to Seller not later than three months after receipt of such information package request by Purchaser (unless otherwise agreed by the parties hereto).  Promptly after completion thereof, Seller shall furnish to Purchaser a copy of the pro forma separate federal Income Tax Returns of each Acquired Company, or similar data, used in the preparation and filing of the 2007 Consolidated Return.

(e)  At least sixty (60) days prior to the due date (taking into account applicable extensions) (or filing date in the case of an amended Tax Return) for filing any Tax Return for which Purchaser is responsible for filing under Section 9.2(b), Purchaser shall make available a substantially final draft of such Tax Return (or relevant portions thereof) for review and comment by the Seller.  Subject to the provisions of this Agreement, all decisions relating to the preparation of such Tax Returns shall be made in the sole discretion of the Purchaser.  Seller shall provide Purchaser with comments, if any, to any Straddle Period Tax Return that Purchaser is responsible for filing under Section 9.2(b) no later than 30 days following Seller's receipt of the draft of such Straddle Period Tax Return, which comments Purchaser shall consider in good faith in connection with the filing of such Straddle Period Tax Return.  Purchaser and Seller shall negotiate in good faith to resolve any disputed items with respect to such Straddle Period Tax Return within 10 days of Purchaser’s receipt of Seller’s comments.  If Purchaser and Seller fail to resolve such dispute within ten (10) days, the appropriate treatment of such items shall be determined by the Arbiter (with joint instruction by Seller and Purchaser to deliver its determination no later than seven (7) Business Days prior to the due date of any Straddle Period Tax Return (taking into account applicable extensions)), and such Straddle Period Tax Return shall be filed in accordance with the Arbiter’s determination.  No later than five (5) Business Days prior to the due date of any Straddle Period Tax Return (taking into account applicable extensions) to be prepared by Purchaser, Seller shall reimburse Purchaser for the portion of  Taxes related to such Straddle Period Tax Return that are allocable to the portion of the Straddle Period ending on the Closing Date as determined under Section 9.6 to the extent Seller’s portion of such Taxes exceeds the sum of (i) all estimates and credits paid or taken by or on behalf of the Acquired Companies on or prior to the Closing Date in respect of such Straddle Period Taxes and (ii) the amount included as a liability in the Final Statement of Working Capital.  All such Straddle Period Tax Returns will be filed by Purchaser when due in accordance with applicable laws.

(f)  At least sixty (60) days prior to the due date (taking into account applicable extensions) (or filing date in the case of an amended Tax Return) for filing any stand-alone Straddle Period Income Tax Return for which Seller is responsible for filing under Section 9.2(a), Seller shall make available a substantially final draft of such Tax Return (or relevant portions thereof) for review and comment by the Purchaser.  Subject to the provisions of this Agreement, all decisions relating to the preparation of such Tax Returns shall be made in the sole discretion of the Seller.  Purchaser shall provide Seller with comments, if any, to any Straddle Period Income Tax Return that Seller is responsible for filing under Section 9.2(a) no later than 30 days following Purchaser’s receipt of the draft of such Straddle Period Income Tax Return, which comments Seller shall consider in good faith in connection with the filing of such Straddle Period Income Tax Return.  Purchaser and Seller shall negotiate in good faith to resolve any disputed items with respect to such Straddle Period Income Tax Return within 10 days of Seller’s receipt of Purchaser's comments.  If Purchaser and Seller fail to resolve such dispute within ten (10) days, the appropriate treatment of such items shall be determined by the Arbiter (with joint instruction by Seller and Purchaser to deliver its determination no later than seven (7) Business Days prior to the due date of any Straddle Period Income Tax Return (taking into account applicable extensions)) , and such Straddle Period Income Tax Return shall be filed in accordance with the Arbiter’s determination.  No later than five (5) Business Days prior to the due date of any Straddle Period Income Tax Return (taking into account applicable extensions) to be prepared by Seller, Purchaser shall reimburse Seller for the portion of  Taxes related to such Straddle Period Income Tax Return that are allocable to the portion of the Straddle Period commencing after the Closing Date as determined under Section 9.6 to the extent Purchaser’s portion of such Income Taxes exceeds the sum of all estimates and credits paid or taken by or on behalf of the Acquired Companies after the Closing Date in respect of such Straddle Period Income Taxes.  All such Straddle Period Income Tax Returns will be filed by Seller when due in accordance with applicable laws.

9.3  Tax Contests.

(a)  Seller shall have the exclusive right to represent the interests of the Acquired Companies in any and all Tax audits, assessments or administrative or court proceedings (“Tax Proceedings”) relating to Tax Returns for Tax periods that end on or prior to the Closing Date to the extent that such Tax Proceeding (i) may affect the Tax liability of Seller or any Acquired Company for any Tax period ending on or prior to the Closing Date or any Straddle Period or (ii) may give rise to a Seller indemnification obligation under this Agreement; provided, however, that Purchaser, at its own expense, shall have the right to participate in any such Tax Proceeding and to employ counsel of its choice (which counsel shall be reasonably acceptable to Seller) for purposes of such participation to the extent that any compromise, settlement, consent or agreement in such Tax Proceeding would have a material adverse affect on Purchaser and its Affiliates after the Closing Date.  Seller and Purchaser shall jointly agree on the conduct of any Tax Proceedings relating to any Straddle Period Tax Return to the extent that Seller may have an indemnification obligation with respect to such Straddle Period Tax Return under this Agreement.

(b)  In the event that Purchaser proposes to compromise or settle any Tax claim, or consent or agree to any Tax liability relating to the Acquired Companies for any Tax period ending on or before the Closing Date or any Straddle Period, Seller shall have the right to review such proposed compromise, settlement, consent, agreement or amendment.  Without the prior written consent of Seller, which shall not be unreasonably withheld or delayed, Purchaser shall not agree or consent to compromise or settle any issue or claim arising in any such Tax Proceeding, or otherwise agree to or consent to any Tax liability, to the extent that any such compromise, settlement, consent, agreement or amendment may affect the Tax liability of the Seller or any Acquired Company (or any Tax Group of which Seller or any Acquired Company is a member) for any Tax period ending on or prior to the Closing Date or any Straddle Period.

(c)  Purchaser shall promptly notify Seller in writing upon receipt by the Purchaser or any Affiliate of Purchaser (including any Acquired Company) of any pending or threatened Tax Proceedings relating to the income, properties or operations of any Acquired Company for any Tax period ending on or prior to the Closing Date or any Straddle Period.

9.4  Payments.

(a)  Timing Adjustments.

(i)  Timing Differences.  If a Tax Proceeding or an amendment to a Tax Return results in a Timing Difference, and such Timing Difference results in a decrease in an indemnity obligation Seller has or would otherwise have under Section 8.2 and/or an increase in the amount of a Tax refund or credit to which Seller is entitled under Section 9.5 for a Tax period, then in each subsequent Tax period in which an Acquired Company (or any Tax Group of which such Acquired Company is a member) Actually Realizes an Income Tax Detriment, Seller shall pay to Purchaser an amount equal to such Income Tax Detriment; provided, however, that the aggregate payments which Seller shall be required to make under this Section 9.4(a)(i) with respect to any Timing Difference shall not exceed the aggregate amount of the Income Tax Benefits realized by the Seller (or any Tax Group of which the Seller or any Affiliate is a member) for such initial Tax period as a result of such Timing Difference.  Seller shall make all such payments within ten days after Purchaser notifies Seller that the relevant Income Tax Detriment has been Actually Realized.

(ii)  Reverse Timing Differences.  If a Tax Proceeding or an amendment to a Tax Return results in a Reverse Timing Difference, and such Reverse Timing Difference results in an increase in an indemnity payment obligation of Seller under Section 8.2 (or Seller otherwise bears or has borne such increase in Taxes without reimbursement by Purchaser), and/or a decrease in the amount of a Tax refund or credit to which Seller is or would otherwise be entitled under Section 9.5 for a Tax period, then in each subsequent Tax period in which an Acquired Company (or any Tax Group of which such Acquired Company is a member) Actually Realizes an Income Tax Benefit, Purchaser shall pay to Seller within ten days after Purchaser has Actually Realized such Income Tax Benefit an amount equal to such Income Tax Benefit; provided, however, that the aggregate payments which Purchaser shall be required to make under this Section 9.4(a)(ii) with respect to Reverse Timing Differences shall not exceed the aggregate amount of the Income Tax Detriments realized by Seller (or any Tax Group of which the Seller or any Affiliate is a member) for such initial Tax period as a result of such Reverse Timing Difference.

(iii)  Offsetting Liabilities.  If a Tax Proceeding or an amendment to a Tax Return relating to an Acquired Company results in an increase in foreign, state or local Income Tax liability that results in an increase in an indemnity payment obligation of Seller under Section 8.2(a) (or Seller otherwise bears or has borne such increase in Taxes without reimbursement by Purchaser), coupled with a reduction in U.S. federal, state or local Income Tax liability attributable to such Tax Proceeding or amendment to a Tax Return for the same Tax year, then to the extent the Acquired Company (or a Tax Group of which an Acquired Company is a member) Actually Realizes an Income Tax Benefit, Purchaser shall pay to Seller within ten days after Purchaser has Actually Realized such Income Tax Benefit an amount equal to such Income Tax Benefit; provided, however, that the aggregate payments which Purchaser shall be required to make under this Section 9.4(a)(iii) shall not exceed the aggregate amount of the Income Tax Benefit arising in respect of such increase in state, local or foreign Income Tax liability for which Seller is liable under Section 8.2(a) (or for which Seller otherwise bears or has borne without reimbursement by Purchaser).

(b)  Time for Payment. Except as otherwise provided in this Section 9.4(b), any indemnity payment for Taxes required to be made pursuant to this Agreement shall be paid within thirty days after the indemnified party makes written demand (which written demand shall set forth such computations and descriptions as may be necessary to identify and support the basis for the determination of the indemnity payment amount) upon the indemnifying party, provided that in no event shall such payment be required to be made earlier than five Business Days prior to the date on which the relevant Taxes (including estimated Taxes) are required to be paid (or would be required to be paid if no such Taxes are due) to the relevant Tax authority.

(c)  Payments Net of Taxes and Tax Benefits.  All amounts paid pursuant to the indemnification provisions of Article VIII shall, to the extent permitted by applicable law, be treated as adjustments to the Purchase Price for all Tax purposes.  The amount of any indemnity payment under Article VIII shall be (i) reduced to take into account any net Tax benefit realized by the recipient’s Tax Group arising from the incurrence or payment by such recipient’s Tax Group of any amount in respect of which such payment is made and (ii) increased to take into account any net Tax cost incurred by the recipient’s Tax Group as a result of the receipt or accrual of payments hereunder (grossed-up for such increase), in each case determined by treating the recipient as recognizing all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of accrual of any payment hereunder; provided, that the parties hereto acknowledge that the Tax items giving rise to payments hereunder, and the payments hereunder, may affect computations of earnings and profits and stock basis and that no such effects on earnings and profits or stock basis shall be taken into account in computing the amount of any payment due under this Agreement. In determining the amount of any such Tax benefit or Tax cost, (I) if the recipient’s Tax Group’s taxable income for the year, after taking into account tax loss carryovers, is negative or zero, the recipient’s Tax Group shall be deemed not subject to Tax for such purpose, and (II) in all other cases, the recipient’s Tax Group shall be deemed to be subject to Tax as follows: (A) U.S. federal Income Taxes at the maximum statutory rate then in effect and (B) U.S. state and local Income Taxes at an assumed rate of five percent (which rate is assumed to have been reduced to take into account the deductibility of state and local Income Taxes for U.S. federal Income Tax purposes).  Except as otherwise provided in this Agreement or unless the parties otherwise agree to an alternative method for determining the present value of any such anticipated Tax benefit or Tax cost, any payment hereunder shall initially be made without regard to this Section 9.4(c) and shall be increased or reduced to reflect any such net Tax cost (including gross-up) or net Tax benefit only after the recipient’s Tax Group has Actually Realized such Tax cost or Tax benefit.

9.5  Tax Refunds and Carrybacks.

(a)  Retention and Payment of Tax Refunds.  Except as otherwise provided in this Agreement, Seller shall be entitled to retain, and to receive within ten days after Actually Realized by an Acquired Company (or a Tax Group of which an Acquired Company is a member), the portion of all refunds or credits of Taxes that relate to Tax Periods or portions thereof ending on or before the Closing Date.

(b)  Carrybacks.  Unless the parties otherwise agree in writing, Purchaser shall elect and shall cause each Acquired Company to elect, where permitted by law, to carry forward any net operating loss, net capital loss, charitable contribution or other item arising after the Closing Date that could, in the absence of such election, be carried back to any period ending on or prior to the Closing Date.

(c)  Refund Claims.  Seller shall be permitted to file at Seller’s sole expense, and each Acquired Company (and any Tax Group of which an Acquired Company is a member) shall reasonably cooperate with Seller in connection with, any claims for refund of Taxes to which Seller is entitled pursuant to this Section 9.5 or any other provision of this Agreement.  Seller shall reimburse the relevant Acquired Company (or Tax Group of which it is a member) for any reasonable out-of-pocket costs and expenses incurred by such Acquired Company (or such Tax Group) in connection with such cooperation.  Each Acquired Company shall be permitted to file at such Acquired Company’s sole expense, and Seller shall reasonably cooperate with such Acquired Company in connection with, any claims for refunds of Taxes to which such Acquired Company is entitled pursuant to this Section 9.5 or any other provision of this Agreement.

(d)  Duty Drawback Claims.  Notwithstanding anything in this Agreement to the contrary, the Acquired Companies and Purchaser shall be entitled to apply for and receive, solely for their own account, any credits under 19 U.S.C. § 1313(j)(2) to which the Acquired Companies and Purchaser may be entitled.

9.6  Straddle Period Taxes.

It is anticipated that, in the case of each Acquired Company that files an Income Tax Return with a member of the Tax Group that includes Seller or any Affiliate of Seller (other than an Acquired Company) during all or a portion of calendar year 2007, (i) the relevant Tax year of such Acquired Company beginning on January 1, 2007 will end on the Closing Date, and items of income, gain, loss, deduction and credit with respect to such short Tax year shall be included in such Income Tax Return and (ii) items of income, gain, loss, deduction and credit with respect to the short Tax year of such Acquired Company beginning on the day after the Closing Date will not be included in such Income Tax Return.  Accordingly, it is not anticipated that any Straddle Period will exist with respect to any such Income Tax Return.  If a Straddle Period Income Tax Return exists, for all purposes of this Agreement, the Taxes of any Acquired Company or its business, assets or activities for that portion of any Straddle Period ending on the Closing Date shall be computed on a “closing-of-the-books” basis as if such Tax period ended as of the close of business on the Closing Date, and the Taxes of such Acquired Company or its business, assets or activities for that portion of any Straddle Period beginning after the Closing Date shall be computed on a “closing-of-the-books” basis as if such Tax period began on the day after the Closing Date.  For all Taxes (other than Income Taxes), the Taxes of any Acquired Company or its business, assets or activities for any Straddle Period shall be computed on a per diem basis and allocated between the period ended as of the close of business on the Closing Date the period beginning after the Closing Date based on the number of days in such periods divided by the total number of days in the relevant Straddle Period.

9.7  Cooperation on Tax Matters

(a)  Purchaser and Seller shall, and Seller shall cause the Acquired Companies to, cooperate fully and promptly, as and to the extent reasonably requested by the other party, in connection with (i) filing any Tax Return, amended Tax Return or other Tax filing or claim for refund of Taxes, (ii) determining any Tax liability or right to refund of Taxes, (iii) conducting or defending any Tax Proceeding, or (iv) effectuating the terms of this Agreement.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Purchaser and Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the Acquired Companies relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Purchaser or Seller, as the case may be, shall allow the other party to take possession of copies of such books and records.  Notwithstanding the foregoing, no party shall be unreasonably required to prepare any document, or determine any information, not then in its possession in response to a request under this Section 9.7(a).

(b)  Purchaser and Seller further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(c)  Purchaser and Seller further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Section 6043 of the Code and the regulations promulgated thereunder.

9.8  Stock Option Tax Deductions.  Purchaser agrees and acknowledges that any post-Closing Date Tax deductions in respect of Fortune Brands, Inc. common stock options exercised by Acquired Company employees and former employees shall be for the benefit of Seller or its Affiliates.  In the event the IRS disallows or prohibits Seller or its Affiliate from claiming any such post-Closing Date Tax deductions, then Purchaser shall cause the appropriate Acquired Company (or Tax Group of which it is a member) to cooperate and use all reasonable good faith efforts to claim such post-Closing Date Tax deductions and remit the amount of any Tax benefit in respect of such Tax deductions within ten (10) business days after such amount is Actually Realized by such Acquired Company (or Tax Group of which it is a member).  In the event the IRS disallows or prohibits Purchaser or its Affiliates from claiming any such Tax deduction, then Seller shall reimburse Purchaser any amounts Purchaser paid to Seller under this Section 9.8.

9.9  Transfer and Similar Taxes.

(a)  Purchaser shall be responsible for the payment of all transfer, documentary, sales, use, stamp, excise, registration, documentary transfer, real estate transfer or gain, and other such similar Taxes and fees incurred in connection with this Agreement and the transactions contemplated by this Agreement.  Purchaser shall prepare all necessary Tax Returns and other documentation that it is required to prepare under applicable law with respect to all Taxes referenced in the previous sentence.  If required by applicable law, Seller will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(b)  Seller shall terminate or cause to be terminated any and all Tax allocation or sharing agreements in effect on the Closing Date as between the Seller and its Affiliates (other than the Acquired Companies), on the one hand, and the Acquired Companies, on the other hand.

ARTICLE X

Termination

10.1  Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)  by mutual written consent of Seller and Purchaser;

(b)  by either Seller or Purchaser, upon written notice to the other party, if any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated hereby and such order, decree or ruling or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to any party that has not used its commercially reasonable efforts to cause such order, decree or ruling to be lifted;

(c)  by Seller, upon written notice to Purchaser, at any time, if Purchaser fails to complete and file the HSR Submission within three (3) Business Days of the date hereof;

(d)  (i) by Seller, upon written notice to Purchaser, at any time after December 17, 2007 and through December 31, 2007, if the transactions contemplated hereby shall not have been consummated on or before December 17, 2007 (the “Seller Termination Date”); provided, however, if, during such period and prior to delivery of such written notice of termination, all of the conditions to Seller’s obligations to consummate the transaction have been satisfied such that the Closing shall occur on or prior to December 31, 2007, Seller shall not have a right to terminate pursuant to Section 10.1(d)(i); or (ii) by Purchaser or Seller, upon written notice to the other party, at any time after February 29, 2008, if the transactions contemplated hereby shall not have been consummated on or before February 29, 2008 (the “Mutual Termination Date” and, collectively with the Seller Termination Date, each a “Termination Date”); provided that, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the transactions contemplated hereby by such date; and, provided further that the failure of either party to terminate this Agreement on the Termination Date shall in no way constitute a waiver of the termination right set forth in this Section 10.1(d);

(e)  by Purchaser if (i) the representations and warranties of Seller contained in this Agreement shall not be true and correct, or (ii) Seller shall have failed to perform in any obligation or to comply with any agreement or covenant of Seller to be performed or complied with by it under this Agreement, in each case such that the conditions set forth in Sections 6.2(a) or 6.2(b) would not be satisfied, and, in the case of clause (i), such untruth or incorrectness cannot be or has not been cured within thirty (30) days after the giving of written notice to Seller, and, in the case of clause (ii), such failure cannot be or has not been cured within thirty (30) days after the giving of written notice to Seller; or

(f)  by Seller if (i) the representations and warranties of Purchaser contained in this Agreement shall not be true and correct, or (ii) Purchaser shall have failed to perform any obligation or to comply with any agreement or covenant of Purchaser to be performed or complied with by it under this Agreement, in each case such that the conditions set forth in Sections 6.3(a) or 6.3(b) would not be satisfied, and, in the case of clause (i), such untruth or incorrectness cannot be or has not been cured within thirty (30) days after the giving of written notice to Purchaser, and, in the case of clause (ii), such failure cannot be or has not been cured within thirty (30) days after the giving of written notice to Purchaser.

10.2  Effect of Termination.  If this Agreement is terminated pursuant to Section 10.1, all obligations of the Parties hereunder shall terminate, except for the obligations set forth in Section 5.6 (Access; Confidentiality), 5.7 (Publicity) and 5.9 (Expenses), which shall survive the termination of this Agreement, and except that no such termination shall relieve any party from liability for any prior material breach of this Agreement.

ARTICLE XI

Miscellaneous

11.1  Notices.  Any notice or demand desired or required to be given hereunder shall be in writing and deemed given when personally delivered, sent by telecopier (with confirmed evidence of delivery), overnight courier or deposited in the mail, postage prepaid, sent certified or registered, return receipt requested, and addressed as set forth below or to such other address as any party shall have previously designated by such a notice. Any notice so delivered personally or by telecopy shall be deemed to be received on the date of delivery or transmission by telecopier; any notice so sent by overnight courier shall be deemed to be received one (1) Business Day after the date sent; and any notice so mailed shall be deemed to be received on the date shown on the receipt.  Rejection or other refusal to accept or inability to deliver because of a change of address of which no notice was given shall be deemed to be receipt of the notice.

If to Seller or, prior to the Closing, the Company:

Beam Global Spirits & Wine, Inc.
510 Lake Cook Road
Deerfield, IL  60015
Attention:  President & CEO
Fax: (847) 948-8610
Email: thomas.flocco@beamglobal.com

Copy to:

Pillsbury Winthrop Shaw Pittman LLP
50 Fremont Street
San Francisco, CA  94105
Attention:   Ronald E. Bornstein, Esq.
Fax:  (415) 983-1200
Email: ronald.bornstein@pillsburylaw.com

If to Purchaser, or following the Closing, the Company:

Constellation Brands, Inc.
370 Woodcliff Drive, Suite 300
Fairport, New York 14450
Attention: General Counsel
Fax:  (585) 218-3904

Copy to:

Nixon Peabody LLP
1300 Clinton Square
Rochester, New York  14604
Attention: James A. Locke III, Esq.
Fax:  (585) 263-1600

11.2  Company Disclosure Schedules.  Neither the specification of any dollar amount or any item or matter in any provision of this Agreement nor the inclusion of any specific item or matter in any Company Disclosure Schedule hereto is intended to imply that such amount, or higher or lower amounts, or the item or matter so specified or included, or other items or matters, are or are not material, and no party shall use the fact of the specification of any such amount or the specification or inclusion of any such item or matter in any dispute or controversy between the parties as to whether any item or matter is or is not material for purposes of this Agreement.  Neither the specification of any item or matter in any provision of this Agreement nor the inclusion of any specific item or matter in any Company Disclosure Schedule hereto is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the specification or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any item or matter is or is not in the ordinary course of business for purposes of this Agreement.

11.3  Disclaimer of Warranties.  Neither Seller nor any of its Affiliates make any representations or warranties with respect to any projections, forecasts or forward-looking statements made available to Purchaser or its Representatives.  There is no assurance that any projected or forecasted results will be achieved.  Purchaser acknowledges and agrees that it is not relying on any representations or warranties, except for the representations and warranties contained in Article III hereof.  The Purchaser acknowledges and agrees that neither Seller, the Company, their Affiliates, any of their respective representatives nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, presentations, charts, summaries, schedules or other information heretofore made available by Seller, the Company, their Affiliates or their respective Representatives to Purchaser, any of its Affiliates or their Representatives (including the discussion materials dated September, 2007 and October, 2007) or any information that is not included in this Agreement or the Company Disclosure Schedules hereto, and neither Seller, the Company, their Affiliates, any of their respective Representatives nor any other Person will have or be subject to any liability to Purchaser, any of its Affiliates or their Representatives resulting from the distribution of any such information to, or the use of any such information by, Purchaser, any of its Affiliates or any of their Representatives.

11.4  Assignment.  No party hereto may assign its rights or obligations hereunder without the other party’s prior written consent; provided, however, that Purchaser may (a) assign any or all of its rights, title, privileges, benefits, interests and remedies hereunder to any one or more of its Affiliates; (b) designate any one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Purchaser nonetheless shall remain responsible for the performance of all of its obligations hereunder); and (c) assign any or all of its rights, title, privileges, benefits, interests and remedies hereunder to and for the benefit of any lender to Purchaser, or the Acquired Companies for the purpose of providing collateral security.  Subject to the foregoing, this Agreement benefits and binds Seller and Purchaser and their respective heirs, personal representatives, successors and assigns.

11.5  Entire Agreement.  This Agreement, the Company Disclosure Schedules and Exhibits attached hereto, and the Confidentiality Agreement constitute the entire agreement between Seller and Purchaser and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.  This Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns and, to the extent specified herein, their respective Affiliates, and no person shall be deemed a third party beneficiary hereunder.

11.6  Specific Performance.  The parties hereto agree and acknowledge that, in the event of a breach of any provision of this Agreement, the aggrieved party may be without an adequate remedy at law.  The parties therefore agree that in the event of a breach of any provision of this Agreement the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to obtain specific performance or to enjoin the continuing breach of such provision, as well as to obtain damages for breach of this Agreement and to obtain reasonable attorneys’ fees.  By seeking or obtaining any such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled.

11.7  Governing Law and Venue.  This Agreement shall be construed under and governed by the internal substantive laws of the State of New York without reference to choice of law principles.  Each of the parties irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the borough of Manhattan in the City of New York, or if such court does not have jurisdiction, the Supreme Court of the State of New York, New York County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby.  Each of the parties hereto irrevocably and fully waives the defense of an inconvenient forum to the maintenance of such suit, action or proceeding.  Each of the parties further agrees that service of any process, summons, notice or document to such party’s respective address listed above in one of the manners set forth in Section 11.1 hereof shall be deemed in every respect effective service of process in any such suit, action or proceeding.  Nothing herein shall affect the right of any Person to serve process in any other manner permitted by law.  Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the United States District Court for the Southern District of New York, or  if such court does not have jurisdiction, the Supreme Court of the State of New York, New York County, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

11.8  Waivers; Amendment.  No waiver by any party of any provision hereof shall be deemed a waiver of any other provision hereof or of any subsequent breach by any party of the same or any other provision.  This Agreement may be amended only by a writing executed by each of the Parties hereto.

11.9  Captions.  The captions and Article and Section numbers appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or intent of such Articles or Sections of this Agreement nor in any way affect this Agreement.

11.10  Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

11.11  Interpretation.  The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.  Where a reference in this Agreement is made to a Section, Company Disclosure Schedule or Exhibit, such reference shall be to a Section of or Company Disclosure Schedule or Exhibit to this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

11.12  Time of Essence.  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

11.13  Counterparts.  This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CONSTELLATION BRANDS, INC. By: /s/ F. Paul Hetterich Name: F. Paul Hetterich Title: Executive Vice President, Business Development	BEAM GLOBAL SPIRITS & WINE, INC. By: /s/ Christopher J. Klein Name: Christopher J. Klein Title: Authorized Signatory

The Registrant has omitted from this filing the Annex, Exhibits and Schedule listed below.  The Registrant will furnish supplementally to the Commission, upon request, a copy of such Annex, Exhibit or Schedule.

Annex A	Sample Calculation of Net Working Capital
Exhibit A	Terms of Glass Contract
Exhibit B	Transition Services
The Company Disclosure Schedule containing the following Sections:
Section 3.5	Capitalization
Section 3.6	Subsidiaries
Section 3.7	Consents & Approvals; No Violations
Section 3.8	Financial Statements
Section 3.9	Undisclosed Liabilities
Section 3.10	Absence of Certain Developments
Section 3.11(a)	Liens
Section 3.11(b)(i)	Leased Real Property
Section 3.11(b)(ii)	Owned Real Property
Section 3.11(c)	Real Property Rights, Options and Encumbrances
Section 3.11(e)	Real Property Notices and Approvals
Section 3.11(i)	Affect of Liens
Section 3.12	Contracts
Section 3.12(a)(i)	Aggregate Payments in excess of $200,000 per annum
Section 3.12(a)(ii)	Grape supply contracts
Section 3.12(a)(iii)	Contract with Affiliate or shareholder, officer or director
Section 3.12(a)(iv)	Collective bargaining agreement
Section 3.12(a)(v)	Contract with bank or finance company for payment in excess of $200,000
Section 3.12(a)(vi)	Contract materially restricting engagement in business
Section 3.12(a)(vii)	Consultant or employment agreements
Section 3.12(a)(viii)	Joint venture or partnership agreements
Section 3.12(a)(ix)	Agreement granting Lien
Section 3.12(a)(x)	Any agreements with a distributor or wholesaler
Section 3.12(a)(xi)	Intellectual Property Agreements
Section 3.13	Ten Largest Suppliers
Section 3.16	Inventory
Section 3.17	Intellectual Property
Section 3.17(a)	Ownership
Section 3.17(b)	Validity
Section 3.17(c)	No Third Party Infringers
Section 3.17(d)	No Restrictions
Section 3.18	Insurance
Section 3.19	Employees; Labor
Section 3.20	Employee Benefit Plans
Section 3.20(a)	Existing Employee Benefit Plans
Section 3.20(c)	Employee Benefit Plan Liabilities
Section 3.20(d)	Affect on Employee Arrangements and Benefit Plans
Section 3.20(h)	Specified Employees under Section 409A
Section 3.21	Litigation
Section 3.22	Compliance with Laws, Permits
Section 3.23	Taxes
Section 3.24	Environmental Matters
Section 3.25	Bank Accounts
Section 3.27	Transactions with Related Parties
Section 5.2	Prohibited Actions
Section 5.8(a)	Company Employees
Section 5.8(g)	Participation in Seller-Sponsored Benefit Plans
Section 5.8(h)	Obligations Related to Long-Term Incentive Plans